                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                           For the month of July, 2006

                                   TEFRON LTD.
                 (Translation of registrant's name into English)

            IND. CENTER TERADYON, P.O. BOX 1365, MISGAV 20179, ISRAEL
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached hereto and incorporated by reference herein is a copy of the proxy statement sent to registered shareholders of Tefron on or about July 7, 2006.

This Form 6-K is hereby incorporated by reference into Tefron Ltd.'s
Registration Statement on Form F-3 (Registration No. 333-128847) and its
Registration Statement on Form S-8 (Registration No. 333-111932).

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   TEFRON LTD.
                                   (Registrant)

                                   By: /s/ Asaf Alperovitz
                                   -----------------------
                                   Asaf Alperovitz
                                   Chief Financial Officer

                                   By: /s/ Hanoch Zlotnik
                                   ----------------------
                                   Hanoch Zlotnik
                                   Finance Manager

Date: July 12, 2006

                                   TEFRON LTD.
                      PARK AZORIM, 94 DERECH EM HAMOSHAVOT
                           PETACH TIKVA, 49527 ISRAEL

                          ----------------------------

                NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

                          TO BE HELD ON AUGUST 10, 2006
                         -------------------------------

Dear Shareholder,

     You are cordially invited to attend the Annual General Meeting of the shareholders of Tefron Ltd. (the "Company") to be held at the Company's offices located at Park Azorim, 94 Derech Em Hamoshavot, Petach Tikva, Israel on August
10, 2006, at 11:00 a.m., local time (the "Meeting"). The agenda for the Meeting is as follows:

     1.   to re-elect Ishay Davidi, Arie Wolfson, Yosef Shiran, Meir Shamir,
          Micha Korman, Shirith Kasher and Avi Zigelman as directors;

     2.   to elect Mr. Eli Admoni as an "external director" under the Israeli
          Companies Law;

     3.   to approve the compensation for our directors;

     4.   to amend the calculation of the annual bonus to Yosef Shiran, the
          Company's Chief Executive Officer and a director, under the Management
          Services Agreement;

     5.   to approve the annual bonus for 2005 to Yosef Shiran, the Company's
          Chief Executive Officer and a director;

     6.   to approve amendments to the Company's Articles of Association, which amendments are reflected on ANNEX A attached hereto;

     7.   subject to approval of amendment to Article 67 of the Company's
          Articles of Association as proposed in Proposal Five, approval of amendments to the letters of release and indemnification that were provided and are to be provided to directors and officers. The amended letters of release and indemnification will be substantially in the form attached hereto as ANNEX B (English translation of original
          Hebrew provided);

     8.   to approve the execution of an agreement with Macpell Industries Ltd.
          regarding leases. The agreement will be substantially in the form attached hereto as ANNEX C (English translation of original Hebrew provided);

     9.   to ratify the appointment of Kost Forer & Gabbay, a member firm of
          Ernst & Young International, as auditors of the Company for the year ending December 31, 2006 and for the period until the next Annual
          General Meeting of the shareholders, and to authorize the Board of
          Directors, upon recommendation of the Audit Committee, to determine the auditors' compensation; and

     10.  to conduct such other business as may properly come before the Annual
          General Meeting or any adjournments or postponements thereof.

     In addition, shareholders will be requested to consider at the Meeting the
Directors' Report and the financial statements of the Company for the fiscal year ended December 31, 2005.

     The foregoing items of business are more fully described in the Proxy
Statement accompanying this Notice.

     Shareholders of record at the close of business on July 13, 2006 will be entitled to notice of and to vote at the Meeting.

     Whether or not you plan to attend the Annual General Meeting, you are urged to promptly complete, date and sign the enclosed proxy, and mail it in the enclosed envelope which requires no postage if mailed in the United States.
Return of your proxy does not deprive you of your right to attend the Annual
General Meeting and vote your shares in person.

     Pursuant to the Articles of Association of the Company, a proxy will be effective only if received by the Company at least two hours prior to the time of the Annual General Meeting.

By Order of the Board of Directors,

ISHAY DAVIDI
CHAIRMAN OF THE BOARD OF DIRECTORS
July 7, 2006

                                       2

                                   TEFRON LTD.
                      PARK AZORIM, 94 DERECH EM HAMOSHAVOT
                           PETACH TIKVA, 49527 ISRAEL

                                 PROXY STATEMENT

                     ANNUAL GENERAL MEETING OF SHAREHOLDERS

     This Proxy Statement is furnished to shareholders in connection with the solicitation by the Board of Directors of Tefron Ltd. (the "Company" or
"Tefron") of proxies to be voted at the Annual General Meeting (the "Meeting")
of the shareholders of the Company to be held on August 10, 2006 at 11:00 a.m., local time, at the Company's offices located at Park Azorim, 94 Derech Em
Hamoshavot, Petach Tikva, Israel and at any adjournments or postponements thereof. A copy of the Notice of Annual General Meeting of Shareholders accompanies this Proxy Statement. This Proxy Statement and the proxies solicited hereby are first being sent or delivered to the shareholders on or about July
17, 2006, and pursuant to Israeli law, to the registered shareholders on or about July 7, 2006.

PROXIES; COUNTING OF VOTES

     Proxies for use at the Meeting are being solicited by the Board of
Directors of the Company. A form of proxy for use at the Meeting is attached.
The completed proxy should be mailed to the Company in the pre-addressed envelope provided and received by the Company at least two (2) hours before the
Meeting. Upon the receipt of a properly executed proxy in the form enclosed herewith, the persons named as proxies therein will vote the Ordinary Shares, covered thereby in accordance with the directions of the shareholder executing such proxy. Subject to applicable law and the rules of the New York Stock
Exchange, in the absence of such instructions, the Ordinary Shares represented by properly executed and received proxies will be voted "FOR" all of the proposed resolutions to be presented to the Meeting for which the Board of
Directors recommends a "FOR" vote.

     Shareholders may revoke the authority granted by their execution of proxies at any time before the exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Shareholders may vote shares directly held in their name in person at the Meeting. If a shareholder wants to vote in person at the
Meeting shares held in street name, the shareholder must request a legal proxy from the broker, bank or other nominee that holds the shares, and must present such legal proxy at the Meeting. Attendance at the Meeting will not, by itself, revoke a proxy.

     THE BOARD OF DIRECTORS DOES NOT KNOW OF ANY MATTER, OTHER THAN THOSE SET
FORTH HEREIN, THAT IS EXPECTED TO BE PRESENTED FOR CONSIDERATION AT THE MEETING.
HOWEVER, IF OTHER MATTERS PROPERLY COME BEFORE THE MEETING, THE PERSONS NAMED IN
THE ACCOMPANYING PROXY ARE AUTHORIZED TO VOTE ON SUCH MATTERS USING THEIR
DISCRETION.

RECORD DATE; SOLICITATION OF PROXIES

     Only shareholders of record at the close of business on July 13, 2006 will be entitled to vote at the Meeting and any adjournment thereof. Proxies will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, fax or other personal contact.
Copies of solicitation materials will be furnished to banks, brokerage firms, nominees, fiduciaries and other custodians holding Ordinary Shares in their names for others to send proxy materials to and obtain proxies from the beneficial owners of such Ordinary Shares. The Company will bear the cost of soliciting proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares. A soft copy of the Company's Annual Report for the year ended December 31, 2005 is available on the Company's website at
www.tefron.com.

                                       3

     To the extent you would like to state your position with respect to any of proposals described in this proxy statement, in addition to any right you may have under applicable law, pursuant to regulations under the Israeli Companies
Law - 1999 (the "Companies Law"), you may do so by delivery of a notice to the
Company's offices located at Park Azorim, 94 Derech Em Hamoshavot, Petach Tikva
49527, Israel, not later than July 23, 2006. Our Board of Directors may respond to your notice not later than July 28, 2006.

     Following the Meeting, one or more shareholders holding, at the Record
Date, at least 594,298 ordinary shares, which represent approximately five percent (5%) of the total voting rights of the Company, which are not held by controlling shareholders of the Company, may review the Proxy Cards submitted to the Company at Company's offices during business hours.

QUORUM AND VOTING REQUIREMENTS

     On June 26, 2006, the Company had outstanding 21,230,354 Ordinary Shares, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. This number includes 997,400 ordinary shares held by a wholly-owned subsidiary of the Company.

     At the Meeting, each shareholder of record will be entitled to one vote for each Ordinary Share held by him in respect of each matter to be voted upon.

     Two or more shareholders, present in person or by proxy and holding or representing shares conferring in the aggregate at least 25% of the voting power of the Company, will constitute a quorum at the Meeting. Shares that are voted in person or by proxy "FOR" or "AGAINST" are treated as being present at the
Meeting for purposes of establishing a quorum and are also treated as voted at the Meeting with respect to such matters. Abstentions and broker non-votes will be counted for purposes of determining the presence or absence of a quorum for the transaction of business, but such abstentions and broker non-votes will not be counted for purposes of determining the number of votes cast with respect to the particular proposal. If a quorum is not present within thirty minutes from the time appointed for the Meeting, the Meeting will be adjourned to the same day on the following week, at the same time and place, or to such day and at such time and place as the Chairman of the Meeting may determine. At such adjourned Meeting, any two shareholders, present in person or by proxy, will constitute a quorum.

     The affirmative vote of at least a majority of the votes of shareholders present and voting at the Meeting in person or by proxy is required to constitute approval of each of Proposals One, Three, Four, Five and Nine. All other Proposals require a special majority approval of shareholders. For more information, see Proposals Two, Five, Six and Seven, below.

                                       4

     Each shareholder that attends the Meeting in person or delivers a signed proxy card shall, prior to exercising such shareholder's voting rights at the
Meeting with respect to Proposal Two advise the Company whether or not such shareholder is a controlling shareholder of the Company, and with respect to
Proposals Six, Seven and Eight advise the Company whether or not such shareholder have a Personal Interest (as defined under the Companies Law) in the
Proposal. Pursuant to the Companies Law, a "Controlling Shareholder" is defined as any shareholder that has the ability to direct the company's actions, including any shareholder holding 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company.

--------------------------------------------------------------------------------
     THESE PROXY AND PROXY CARD SHALL ALSO SERVE AS A VOTING DEED (KTAV
HATZBA'A) AS SUCH TERM IS DEFINED UNDER THE COMPANIES LAW.
--------------------------------------------------------------------------------

                       BENEFICIAL OWNERSHIP OF SECURITIES
                   BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information as of June 26, 2006 concerning the only persons or entities known to the Company to own beneficially more than 5% of the Company's outstanding Ordinary Shares. The information presented in this table is based on 20,232,954 Ordinary Shares outstanding as of
June 26, 2006, but does not take into account 997,400 Ordinary Shares held by a wholly owned subsidiary of the Company. The number of Ordinary Shares beneficially owned by a person includes Ordinary Shares subject to options held by that person that were currently exercisable at, or exercisable within, 60 days of June 26, 2006. The Ordinary Shares issuable under these options are treated as if they were outstanding for purposes of computing the percentage ownership of the person holding these options, but are not treated as if they were outstanding for the purposes of computing the percentage ownership outstanding for any other person. None of the holders of the Ordinary Shares listed in this table have voting rights different from other holders of the
Ordinary Shares.

                                                               PERCENT OF
NAME                           NUMBER OF SHARES OWNED       ORDINARY SHARES*
------------------------------ ------------------------ ------------------------

Norfet, Limited Partnership          4,613,085 (1)                  22.79%
c/o Fimi 2001 Ltd.
Rubinstein House
37 Begin Rd.
Tel Aviv, Israel

Macpell Industries Ltd.              2,852,510 (2)                  14.09%
28 Chida Street
Bnei Brak, Israel  51371

Arie Wolfson
28 Chida Street                      4,048,892 (3)                  19.79%
Bnei Brak, Israel

Sigi- Rabinowicz                     3,244,022 (4)                  15.73%
28 Chida Street
Bnei Brak, Israel

     * Does not take into account 997,400 Ordinary Shares held by a wholly owned subsidiary of the Company.

                                       5

(1)  Norfet L.P is an Israeli partnership. As of June 26, 2006, 2005, 8.82% of
     Norfet was held by FIMI Opportunity Fund, LP, approximately 45.61% of
     Norfet was held by FIMI Israel Opportunity Fund, Limited Partnership, approximately 34.45% was held by Mivtach Shamir Holdings Ltd., approximately 3.45% was held by Migdal Insurance Company, approximately
     6.89% was held by First International Bank of Israel and approximately
     0.786% was held by Zaleznick and Butler. Pursuant to Rule 13d-5 of the U.S
     Exchange Act, Norfet may also be deemed to beneficially own the shares held by Macpell and Arwol due to the shareholders agreement between Arwol,
     Macpell and Norfet. See "Shareholders Agreement" below. In addition, pursuant to Rule 13d-5, (i) Mr. Ishay Davidi, the Chairman of the Board of
     the Company, may be deemed to beneficially own the shares held by Norfet due to his position as CEO of FIMI 2001 Ltd. and senior partner of FIMI
     Israel, Opportunity Fund, Limited Partnership and FIMI Opportunity Fund,
     L.P., and (ii) Mr. Meir Shamir, a director in the Company, may be deemed to beneficially own the shares held by Norfet due to his 40.02% interest in
     Mivtah-Shamir.

(2)  Macpell is an Israeli corporation. As of June 26, 2006, 27.4% of Macpell are controlled by Arie Wolfson, a director in the Company; 25.02% of
     Macpell are controlled by Sigi Rabinowicz; and 25.84% of Macpell are controlled by Avi Ruimi, representing 78.71% of Macpell's shares in the aggregate. Pursuant to Rule 13d-5 of the U.S Exchange Act, Macpell may also be deemed to beneficially own the shares held by Norfet due to the shareholders agreement between Arwol, Macpell and Norfet. See "Shareholders
     Agreement" below.

(3)  Includes (i) 2,852,510 Ordinary Shares held by Macpell, (ii) 971,282
     Ordinary Shares held by Arwol, (iii) 225,000 Ordinary Shares subject to options exercisable at $3.50 per share (which expire in 2012) and (iv) 100
     Ordinary Shares held by Mr. Wolfson. Pursuant to Rule 13d-5 of the
     Securities Exchange Act of 1934, as amended, Mr. Wolfson may be deemed to beneficially own the 2,852,510 Ordinary Shares held by Macpell due to his beneficial interest in Macpell and the Macpell Shareholders' Agreement.
     Arwol may also be deemed to beneficially own the shares held by Norfet and
     Macpell due to the shareholders agreement between Arwol, Macpell and
     Norfet. See "Shareholders Agreement" below.

(4)  Consists of (i) 2,852,510 Ordinary Shares held by Macpell, and (ii)
     exercisable options to purchase 391,512 Ordinary Shares at prices that are between $3.50 and $9.50 per share (which expire between 2009 and 2012).
     Pursuant to Rule 13d-5 of the U.S. Securities Exchange Act of 1934, as
     amended, Mr. Rabinowicz may be deemed to beneficially own the 2,852,510
     Ordinary Shares held by Macpell due to his beneficial interest in Macpell and the Macpell Shareholders' Agreement.

                                       6

DIRECTORS AND SENIOR MANAGERS

     As of June 26, 2006, the following directors and senior managers beneficially held the number of Ordinary Shares set forth in the table below.
The information in this table is based on 20,232,954 Ordinary Shares (excluding
997,400 shares owned by a wholly owned subsidiary) outstanding as of June 26,
2006. The number of Ordinary Shares beneficially owned by a person includes
Ordinary Shares subject to options held by that person that were currently exercisable at, or exercisable within 60 days of June 26, 2006. The Ordinary
Shares issuable under these options are treated as if they were outstanding for purposes of computing the percentage ownership of the person holding these options but are not treated as if they were outstanding for the purposes of computing the percentage ownership outstanding for any other person. Except as disclosed below, to the Company's knowledge, none of the directors or senior managers beneficially owns any Ordinary Shares.

                                                                             % OF ORDINARY
                                                             NUMBER OF         SHARES
NAME                                                      ORDINARY SHARES    OUTSTANDING**
------------------------------------------------------- -------------------- --------------
Arie Wolfson                                                 4,048,892 (1)      19.79%
Yos Shiran                                                     422,292 (2)       2.04%
Ishay Davidi                                                 4,613,085 (3)      22.79%
Shirit Kasher                                                        -              -
Micha Korman                                                         *              *
Avi Zigelman                                                         -              -
Meir Shamir                                                  4,613,085 (4)      22.79%
Yacov Elinav                                                         -              -
Arie Arieli                                                          *              *

Asaf Alperovitz                                                      *              *
Amit Tal                                                             *              *
Itamar Harchol                                                       -              *
Anat Barkan                                                          -              -
David Gerbi                                                          -              -
Ronny Grundland                                                      -              -
Ilan Gilboa                                                          *              *
Michal Baumwald Oron                                                 -              -

Directors and senior managers as a group (17 persons)       11,058,742 (5)      52.96%

----------

*    Less than 1% of the outstanding Ordinary Shares.

**   Does not take into account 997,400 Ordinary Shares held by a wholly owned subsidiary of the Company.

(1) Includes (i) 2,852,510 Ordinary Shares held by Macpell, (ii) 971,282
Ordinary Shares held by Arwol Holdings Ltd., (iii) 225,000 Ordinary Shares subject to options exercisable at $3.50 per share (which expire in 2012), and
(iv) 100 Ordinary Shares held by Mr. Wolfson. Pursuant to Rule 13d-5 of the U.S.
Securities Exchange Act of 1934, as amended, Mr. Wolfson may be deemed to beneficially own the 2,852,510 Ordinary Shares held by Macpell and the 971,282
Ordinary Shares held by Arwol. (See "Macpell Shareholders Agreement" below).

                                       7

(2) Consists of 422,292 Ordinary Shares subject to options exercisable at prices that are between $3.563 and $4.25 per share (which expire between 2011 and
2012).

(3) Consist of 4,613,085 Ordinary Shares held by Norfet, which Mr. Davidi may be deemed to beneficially own under U.S. securities laws since he serves as CEO of
FIMI 2001 Ltd., which controls the general partner of Norfet, one of the Norfet limited partners (which is managed by FIMI 2001 Ltd.) as well as the other
Norfet limited partners by virtue of an irrevocable power of attorney.

(4) Consists of 4,613,085 Ordinary Shares held by Norfet, which Mr. Shamir may be deemed to beneficially own due to his 40% interest in Mivtah-Shamir, which held an approximately 34.45% interest in Norfet as of December 31, 2005.

(5) Consists of 4,613,085 Ordinary Shares held by Norfet, which Mr. Davidi may be deemed to beneficially own under U.S securities laws since he serves as CEO of FIMI 2001 Ltd., which controls the general partner and one of the limited partners of Norfet and which Meir Shamir may be deemed to beneficially own under
U.S securities laws due to his 40% interest in Mivtah-Shamir, which held an approximately 34.45% interest in Norfet as of June 26, 2006. Also include
2,852,510 Ordinary Shares held by Macpell of which Arie Wolfson may be deemed to be beneficial owner under U.S. securities laws due to his beneficial interests in Macpell and the Macpell Shareholders' Agreement. See "Macpell Shareholders
Agreement" below. Also includes 971,282 Ordinary Shares held by Arwol of which
Arie Wolfson may be deemed beneficial owner under U.S. securities laws. Further includes options (exercisable within 60 days) to purchase 1,974,473 Ordinary
Shares. The exercise price of these options ranges from $3.50 to $9.50 per share. The expiration of these options ranges from 2007 to 2013.

EXECUTIVE COMPENSATION

     The aggregate direct remuneration paid to all Directors and senior management as a group for services in all capacities for the year ended December
31, 2005 was approximately $1.6 million, of which $104,000 was paid to Directors in their capacities as Directors. This amount includes approximately $20,000 which was set aside or accrued for vacation and recuperation pay. No amounts were set aside or accrued to provide pension, retirement or similar benefits.
The amount does not include any amounts expended by the Company for automobiles made available to its officers, expenses (including business travel and professional and business association dues and expenses) reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel and
$146,000 in management fees paid to Norfet and $241,000 in management fees paid to New York Delights, a company wholly owned by Arie Wolfson.

     In 2005, the Company granted options for 210,000 Ordinary Shares under the
Share Option Plan, of which 165,000 were granted to Directors and senior managers. Such options have an average exercise price of $6.34 per share and expire in 2015. Options for 23,000 Ordinary Shares under the Share Option Plan expired or were cancelled during 2005.

SHAREHOLDERS AGREEMENT

     Under a shareholders agreement entered into on February 17, 2004 (the
"Shareholders Agreement"), Arwol Holdings Ltd., Macpell Industries Ltd. and
Norfet Limited Partnership agreed to meet regularly and in any event prior to each General Meeting of shareholders of the Company and to review, discuss and attempt to reach a unified position with respect to principal issues on the agenda of each such meeting. The parties clarified that this should not be interpreted as forcing any party to act or vote according to any position stated
at such prior meeting. Under the Shareholders Agreement, the parties further agreed upon the composition of the Company's board of directors, the identity of the chairman of the board of directors and to appoint an executive committee for advisory purposes.

                                       8

     COMPOSITION OF THE BOARD OF DIRECTORS. Arwol, Macpell and the Norfet
Limited Partnership agreed to vote all of the Company ordinary shares owned or controlled by each of them for the election to the Company's Board of Directors of: (i) three members (of whom at least one will be female and at least one will qualify as an "independent director" under the NYSE rules) and, subject to applicable law - one external director, that shall be nominated by the Norfet
Limited Partnership, (ii) three members (of whom at least one will qualify as an independent director and a financial expert under the NYSE rules)and, subject to applicable law, one external director, that shall be nominated by Arwol and
Macpell, and (iii) the Company's chief executive officer.

     For more information about the Shareholders Agreement, please see the
Company's Annual Report on Form 20-F filed with the Securities and Exchange
Commission on March 30, 2006.

MACPELL SHAREHOLDERS AGREEMENT

     Arwol Holdings Ltd., Riza Holdings Ltd. and Condo Overseas Inc. are parties to the Macpell Shareholders Agreement, dated as of December 28, 1999. The agreement provides, among other things, that subject to the agreement of the shareholders in Tefron, the distribution of the directors on Tefron's Board will reflect the direct and indirect holdings in Tefron (including through Macpell)
of the parties to the agreement.

     The Macpell Shareholders' Agreement provides, among other things, that so long as Mr. Wolfson's direct or indirect holdings in Tefron are larger than those of Avi Ruimi, Arie Wolfson and Sigi Rabinowicz will each be entitled to vote for two Directors of Tefron, and Mr. Ruimi will be entitled to vote for one
Director of Tefron. In any other case, the distribution of the Directors on
Tefron's Board will reflect the direct and indirect holdings (including through
Macpell) of the parties in Tefron.

     Pursuant to the Macpell Shareholders' Agreement, the Ordinary Shares of
Macpell held by the parties thereto will be voted at each meeting of Macpell's shareholders by the trustee in accordance with the resolution of the shareholders party to the agreement, each shareholder having one vote for each
Macpell share held by such shareholder.

                                  PROPOSAL ONE
                              ELECTION OF DIRECTORS

     At the Meeting, shareholders will be asked to elect seven persons to serve as directors of the Company, who, together with the Company's one external director, whose term will not expire until July 30, 2007, and another external director nominated as described in Proposal Two, will constitute the entire nine-member Board of Directors. As of the date of this proxy statement, all of the nominees listed below currently serve as directors of the Company. Each of the seven nominees is nominated to serve as a director until the end of the next
Annual General Meeting. Following their appointment, the directors will elect one of the Directors to serve as Chairman of the Board of Directors.

     It is the intention of the persons named in the proxy to vote for the election of the persons named below. If any nominee is unable or unwilling to serve (which the Board of Directors does not anticipate), the persons named in the proxy will vote in their discretion for another person.

                                       9

     The following information supplied with respect to each person nominated and recommended to be elected to the Board of Directors of the Company is based upon the records of the Company and information furnished to it by the nominees.
Reference is made to "Security Ownership of Certain Beneficial Owners and
Management" for information pertaining to share ownership of certain of the nominees.

The nominees to serve on the Board of Directors are:

NAME                 AGE      CURRENT POSITION WITH COMPANY
----                 ---      -----------------------------
Ishay Davidi         44       Chairman of THE BOArd
Arie Wolfson         44       Director
Yosef Shiran         44       Chief Executive Officer and Director
Meir Shamir          55       Director
Micha Korman         51       Director
Shirith Kasher       38       Director
Avi Zigelman         49       Director

     ISHAY DAVIDI has served as Chairman of the Board of Directors since
November 2005 and served as a director of the Company since June 2005. Mr.
Davidi serves as a CEO of each of First Israel Mezzanine Investors Ltd. and FIMI
2001 Ltd., the managing general partners of the partnerships constituting the
FIMI Private Equity Funds. Mr. Davidialso serves as a director of Tadir
(Precision Products) 1993 Ltd, and as a director at Lipman Electronic
Engineering Ltd, Medtechnica Ltd, Tedea Development & Automation Ltd, TAT
Technologies Ltd and Formula Systems, Ltd. Mr. Davidi was also the former CEO of the Tikvah VC Fund. Mr. Davidi holds a B.Sc in Industrail and Management
Engineering and an MBA from Bar Ilan University.

     ARIE WOLFSON joined Tefron in 1987 and has served as Chairman of the Board of Directors since August 2002 until November 2005. He also served as Chairman of the Board of Directors from 1997 to 2000, and as President from 1993 to 2000.
Mr. Wolfson served as Chief Financial Officer from 1988 to 1990 and Assistant to the Chief Executive Officer from 1990 to 1993. Mr. Wolfson has also served as
Chairman of Macpell Industries Ltd., a principal shareholder in Tefron, since
1998 and served as Chief Executive Officer of Macpell from 1998 until March
2003. Mr. Wolfson is a graduate of High Talmudical Colleges in the United States and in Israel.

     YOSEF SHIRAN has served as Chief Executive Officer and a Director of Tefron since January 2001. Prior to joining Tefron, Mr. Shiran was the general manager of Technoplast Industries, an injection molding and extrusion company, from 1995 to 2000. Mr. Shiran has over 14 years of management experience. Mr. Shiran holds a B.Sc. degree in Industrial Engineering from Ben-Gurion University and a masters degree in Business Administration from Bar Ilan University.

     MEIR SHAMIR was elected as a director of the Company on March 31, 2004 and has been the Chairman of Mivtach Shamir Holdings Ltd., an investment company traded on the Tel-Aviv Stock Exchange, since 1992. Mr. Shamir also serves as a director of each of the following companies, as well as of other private companies: Lipman Electronic Engineering Ltd, a manufacturer of electronic clearance systems; Digal Investments and Holdings Ltd, a real estate holding company traded on the Tel-Aviv Stock Exchange.

                                       10

     MICHA KORMAN has served as a director of the Company since October 2002.
Mr. Korman leads the recovery and rehabilitation process for companies and serves as a director in several companies. Mr. Korman held various senior management positions in the Company from 1991 until 2003. From October 2000, he served as the Executive Vice President of the Company. Prior to that, Mr. Korman was Chief Financial Officer of the Company from 1991 to September 2000. Prior to joining the Company, Mr. Korman held various senior financial and management positions with companies in the hi-tech, beverage and food and communication industries. Mr. Korman holds a Bachelor's degree in Economics and Business
Administration from Bar-Ilan University and an LL.B degree from Kiryat Ono
College.

     SHIRITH KASHER was elected as a director of the Company on March 31, 2004.
Ms. Kasher was the CEO of Shefa Yamim Finance Ltd. From 2001 to March 31, 2005,
was the General Counsel and Secretary of The Israel Phoenix Assurance Company
Ltd. and the General Counsel of Atara Investment Company Ltd. and Atara
Technology Ventures Limited (both from the Phoenix Group) . From 1997 to 2000,
Ms. Kasher worked at S. Horowitz & Co., first as an Articled Clerk and then as an Advocate. Ms. Kasher holds a B.Sc. and an LLB from Tel Aviv University and is admitted to practice law in Israel.

     AVI ZIGELMAN was elected as a director of the Company on June 28 ,2005.
Since 2004 Mr. Zigelman is a financial advisor and serves as a director in the following companies: Plastro Irrigation 1971 Ltd., Phoenix Gemel Ltd., Fox Vizel
Ltd., DCL Technologies Ltd. Bram Industries Ltd, Abe Trans Ltd., Migdal Capital
Markets (1965) Ltd., Gindi Towers Investments Ltd., Milomor Trade &
Communication Ltd. and Pangaya Real Estate Ltd. Since 2000 Mr. Zigelman is a
member of the Professional Committee of the Israeli Accounting Policy Institute.
Mr. Zigelman served between 1996 and 2003 as a partner and head of the professional practice department KPMG Somekh Chaikin Accounting Firm in Tel
Aviv. Mr. Zigelman holds a B.A in Accounting and Economics, with honors and Post degree Accounting Studies, with honors - all from Tel Aviv University. Mr.
Zigelman is a Certified Public Accountant in Israel.

     It is proposed that at the Meeting, the following Resolution be adopted:

     "RESOLVED, that each of Ishay Davidi, Arie Wolfson, Yosef Shiran, Meir
Shamir, Micha Korman, Shirith Kasher and Avi Zigelman be, and hereby is, elected to hold office as a director of the Company until the close of the next Annual
General Meeting."

     The affirmative vote of holders of a majority of the Ordinary Shares represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this resolution.

     THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE APPROVAL OF THIS PROPOSAL.

                                  PROPOSAL TWO

                        ELECTION OF AN EXTERNAL DIRECTOR

     The Company's Board of Directors has nominated Mr. Eli Admoni to be elected, at the General Meeting, to serve as an "external director" (as defined for purposes of the Israeli Companies Law) of the Company. Mr. Admoni is
nominated to serve as an external director for a three-year term in accordance with the provisions of the Companies Law, commencing on the date of the General
Meeting. It is the intention of the persons named in the proxy to vote for the election of Mr. Admoni. Mr. Admoni would replace Mr. Arie Arieli whose term expires on July 30, 2006.

     The following information with respect to Mr. Admoni is based upon the information furnished to the Company by Mr. Admoni.

                                       11

     ELI ADMONI is the substitute chairman of the General Health Services since
2005, a director and chairman of the finance committee of General Health
Services, a chairman of the board of directors of Volurine Israel Ltd and the chairman of the board of directors of Anbid, Kiryat Anavim. Mr. Admoni served as the chairman and as a director in boards of directors of different companies from 2000 to 2005. Mr. Admoni served as the president of General Biotechnology
(Israel) Ltd from 1999 to 2000, as CEO of Kaniel Israel Company For Boxes Ltd
from 1994 to 1998, as CEO of Rafa Labs Ltd from 1989 to 1993, as CEO of Abic Ltd from 1982 to 1989. Mr. Admoni holds an LLB from the Hebrew University, Jerusalem and a Business Administration degree from University of Manitoba, Canada.

     To the best of the Board of Directors' knowledge Mr. Eli Admoni qualifies the conditions of (i) an external director under the Companies Law; (ii)
"professional expertise" under the Companies Law, as described below; and (iii)
an independent director under applicable NYSE rules, as described below.

          It is proposed that at the Meeting, the following Resolution be adopted:

          "RESOLVED, that Mr. Eli Admoni be, and hereby is, elected to hold office as an external director of the Company for a three-year term in accordance with the provisions of the Companies Law commencing the end of the Meeting."

     The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the election of the aforementioned nominee, provided that either (i) such a majority includes at least a third of the total votes of shareholders, who are not Controlling
Shareholders of the Company (as defined under the Companies Law), present at the
Meeting in person or by proxy (votes abstaining shall not be taken into account in counting the above-referenced shareholder votes); or (ii) the total number of shares of the non-Controlling Shareholders that are voted against such proposal does not exceed one percent (1%) of the total voting rights in the Company.

     THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE APPROVAL OF THIS PROPOSAL.

EXTERNAL-INDEPENDENT DIRECTORS

     COMPANIES LAW REQUIREMENTS. Under the Companies Law, a publicly traded company must appoint at least two external directors to serve on the company's
Board of Directors. To qualify as an external director, an individual may not have, and may not have had at any time during the previous two years, any
"affiliations" with the company or its "affiliates," as such terms are defined in the Companies Law. In addition, no individual may serve as an external director if the individual's position or other activities create or may create a conflict of interest with his or her role as an external director. For a period of two years from termination of office, a former external director may not serve as a Director or employee of the company or provide professional services to the company for compensation.

     The external directors are required to be elected by a special majority vote at a shareholders' meeting, as indicated above. The term of an external director is three years and may be extended for an additional three years. All of the external directors of a company must be members of its Audit Committee and each other committee of a company's Board of Directors must include at least one external director.

     Pursuant to the Companies Law, at least one external director is required to have "accounting and financial expertise" and the other(s) are required to have "professional expertise" or "accounting and financial expertise". To the best of the Board of Directors' knowledge, Mr. Yakov Elinav has "accounting and financial expertise" as defined under the Companies Law.

                                       12

     A director has "professional expertise" if he or she satisfies one of the following: (i) The director holds an academic degree in one of these areas:
economics, business administration, accounting, law or public administration;
(ii) the director holds an academic degree or has other higher education, all in the main business sector of the company or in a relevant area for the Board position; or (iii) the director has at least five years' experience in one or more of the following (or a combined five years' experience in at least two or more of these): (a) senior management position in a corporation of significant business scope; (b) senior public office or senior position in the public sector; or (c) senior position in the main business sector of the company.

     A director with "accounting and financial expertise" is a person that due to his or her education, experience and skills has high skills and understanding of business-accounting issues and financial reports which allow him to deeply understand the financial reports of the company and hold a discussion relating to the presentation of financial information. A company's Board of Directors will take into consideration in determining whether a director has "accounting and financial expertise", among other things, his or her education, experience and knowledge in any of the following: (i) accounting issues and accounting control issues characteristic to the segment in which the company operates and to companies of the size and complexity of the company; (ii) the functions of the external auditor and the obligations imposed on such auditor; and (iii)
preparation of financial reports and their approval in accordance with the
Companies Law and the Israeli securities law.

     NEW YORK STOCK EXCHANGE REQUIREMENTS. The Company's Ordinary Shares are
listed on the New York Stock Exchange, and the Company is subject to the rules of the NYSE applicable to listed companies that are foreign private issuers.
Under such NYSE rules, each member of the Company's audit committee must be independent within the meaning of Rule 10A-3 of the U.S. Securities Exchange Act of 1934, as amended (the "1934 Act").

     The independence requirements implement two basic criteria for determining independence: (i) audit committee members are barred from accepting any consulting, advisory or other compensatory fee from the issuer or an affiliate of the issuer, other than in the member's capacity as a member of the board of directors and any board committee, and (ii) audit committee members may not be an "affiliated person" of the issuer or any subsidiary of the issuer apart from his or her capacity as a member of the board and any board committee.

     The definition of "affiliate" is "a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the person specified." The term "control" is intended to be consistent with the other definitions of this term under the 1934 Act, as "the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise."

                                       13

                                 PROPOSAL THREE

                       APPROVAL OF DIRECTORS' COMPENSATION

     Under the Companies Law, director's compensation requires shareholders approval. Under the Companies Regulations (Relief for Public Companies With
Shares Listed for Trading on a Stock Market Outside of Israel), 2000,
compensation for external directors may be up to approximately NIS 3,000 per meeting and up to approximately NIS 100,000 as an annual fee. Compensation for external directors for their entire three-year term must be determined prior to the beginning of their term, and all external directors must be equally compensated. During 2004, our shareholders approved the compensation of Mr.
Yakov Elinav, one of our external directors, to be NIS 2,000 (approximately
$450) per meeting of the Board of Directors and any Board committee meeting and an annual compensation in the amount of NIS 50,000 (approximately $11,100). Last year, our shareholders approved the same compensation to each of our current and future directors who (i) is not an external director, (ii) is not deemed to be a controlling shareholder and (iii) does not hold a position with the Company or otherwise provide consulting services to the Company, for the period ending at the end of the upcoming Meeting.

     At the Meeting, shareholders will be asked to approve the aforementioned compensation to each of our current and future directors who (i) is not deemed to be a controlling shareholder and (ii) does not hold a position with the
Company or otherwise provide consulting services to the Company. This resolution would be in effect until the close of the next Annual General Meeting for non-external directors, and, in the case of Mr. Eli Admoni, who is nominated as an external director under Proposal Two, this resolution would be in effect for his three-year term of service as an external director.

     It is proposed that at the Meeting, the following Resolution be adopted:

     "RESOLVED, that the compensation for each of our current and future directors (including external directors) who (i) is not deemed to be a controlling shareholder and (ii) does not hold a position with the Company or otherwise provide consulting services to the Company, would be NIS 2,000 per meeting of the Board of Directors and any Board committee meeting and an annual compensation in the amount of NIS 50,000. This resolution would be in effect until the close of the next Annual General Meeting for non-external directors, and, in the case of Mr. Eli Admoni, who is nominated as an external director under Proposal Two, this resolution would be in effect for his three-year term of service as an external director."

     The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this resolution.

     THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE APPROVAL OF THIS PROPOSAL.

                                       14

                             PROPOSALS FOUR AND FIVE

                                   APPROVAL OF
           THE AMENDMENT OF THE CALCULATION OF THE ANNUAL BONUS TO MR.
               YOS SHIRAN, THE COMPANY'S CHIEF EXECUTIVE OFFICER
              AND A DIRECTOR, UNDER A MANAGEMENT SERVICES AGREEMENT

                                       AND

               APPROVAL OF THE ANNUAL BONUS FOR 2005 TO MR. SHIRAN

     Under the terms of a management services agreement (the "Management
Services Agreement") between the Company and a company wholly-owned by Mr. Yos
Shiran, the Company's Chief Executive Officer and a member of the Company's
Board of Directors (the "Management Company"), the Management Company provides management services to the Company through Mr. Shiran. Under the terms of the
Management Services Agreement as were in effect until 2004, the Management
Company was entitled to an annual grant (the "Annual Bonus"), determined by the
Company's audit committee, of not higher than 2.5% of the Company's Net Profit, as determined under the Management Services Agreement, nor less than 1.5% of such Net Profit. The "Net Profit" under the Management Services Agreement was equal to the amount obtained by multiplying (i) the Company's annual net profit as set forth in the Company's audited financial statements, after deducting taxes and without taking into consideration special profits or losses (except special profits which resulted from Mr. Shiran's actions, which will be taken into consideration) or profits or losses which are not derived from the
Company's ordinary operation by (ii) a fraction (the "Share Factor"), (x) the numerator of which is 14.5 million and (y) the denominator of which is the number of all shares outstanding at the end of the calendar year plus the number of all option shares of all options under the Company's share option plans at the end of the calendar year.

     In 2004, our audit committee, board of directors and shareholders approved an amendment to the Management Services Agreement to provide that the Annual
Bonus would be a fixed 2% of the Company's net profits committee..

     Under the Management Agreement, as amended above, the Management Company would be entitled to an Annual Bonus for 2005 of $65,850.

                                  PROPOSAL FOUR

     The Audit Committee and the Board of Directors have proposed amending the
Management Services Agreement by deleting the Share Factor from the definition of "Net Profits" under the original Management Services Agreement. As a result, the Annual Bonus of Mr. Shiran under the Management Services Agreement for 2006 and thereafter would be 2% of the Company's annual net profit as set forth in the Company's audited financial statements, after deducting tax and without taking into consideration special profits or losses (except special profits which resulted from Mr. Shiran's actions, which will be taken into consideration) or profits or losses which are not derived from the Company's ordinary operation. The bonus for 2005 is subject to Proposal Five below.

     It is proposed that at the Meeting, the following Resolution be adopted:

     "RESOLVED, to amend the Management Services Agreement with the management company wholly-owned by Mr. Yos. Shiran to provide that the definition of "net profits" for purposes of calculating the annual bonus for 2006 and thereafter would be the Company's annual net profit as set forth in the Company's audited financial statements, after deducting tax and without taking into consideration special profits or losses (except special profits which resulted from Mr.
Shiran's actions, which will be taken into consideration) or profits or losses which are not derived from the Company's ordinary operation."

                                       15

     The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this resolution.

     THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE APPROVAL OF THIS PROPOSAL.

                                  PROPOSAL FIVE

     In consideration of the special efforts and contribution of Mr. Shiran to the Company, in light of the Company's achievements during the past year, the
Audit Committee and the Board of Directors have proposed that the total Annual
Bonus for 2005 payable to the Management Company wholly owned by Mr. Yos Shiran be $250,000 (two hundred and fifty thousand dollars);

     It is proposed that at the Meeting, the following Resolution be adopted:

     "RESOLVED, that the Annual Bonus for 2005 payable to the management company wholly owned by Mr. Yos Shiran be $250,000 (two hundred and fifty thousand dollars)."

     The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this resolution.

     THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE APPROVAL OF THIS PROPOSAL.

                                  PROPOSAL SIX

                    AMENDMENT TO THE ARTICLES OF ASSOCIATION

     At the Meeting, the shareholders will be asked to approve proposed amendments to the Company's Articles of Association (the "Articles") that are in accordance with recent amendments to the Companies Law and regulations promulgated thereunder, as described below.

     In March 2005, the Companies Law was amended ("Amendment No. 3"), including certain provisions relating to the indemnification of directors and officers from liability. Amendment No. 3 contains three primary provisions relating to indemnification of directors and officers. First, instances for which directors and officers may be indemnified are limited to EVENTS that are ANTICIPATED, in the opinion of the board of directors, in light of the actual activities of the
Company at the time of granting the indemnity. This is a change from the prior standard under the Companies Law that permitted indemnity for TYPES OF EVENTS that in the opinion of the board of directors COULD BE ANTICIPATED at the time of granting the indemnity.

                                       16

     The second change in Amendment No. 3 enables indemnification of officers and directors for legal and other expenses incurred during investigations that either (i) end without formal legal proceedings or (ii) impose monetary payment obligations on directors and officers in lieu of criminal proceedings, provided the criminal offense in question does not require proof of criminal intent. The third change in Amendment No. 3 permits reimbursement of litigation expenses irrespective of the maximum amount available for indemnification set by the
Board of Directors.

     In addition, a recent amendment to regulations promulgated under the
Companies Law addressed the following issues: (i) the acceptable time frame for setting of the record date for certain shareholders meetings; (ii) the entitlement of shareholders that are registered in the Company's shareholder registry to receive a deed of voting prior to other shareholders, unless otherwise set in the Company's articles of association; and (iii) enabling shareholders to vote via a voting instrument (similar to a proxy card), rather than requiring shareholders that wish to vote at a shareholders meeting to either show up in person at the meeting or appoint another person as proxy.

     It is proposed to revise the Articles to be consistent with the above-mentioned provisions of Amendment No. 3 and common corporate practice in
Israel with respect to indemnification and exemption of liability of directors and officers. Other amendments to the Articles that the Board recommends in light of the recent amendments to the regulations referred to above. The new version of the articles of association is attached hereto as ANNEX A, on which the amendments are marked.

     It is proposed that at the Meeting, the following Resolution be adopted:

     "RESOLVED, to approve the replacement of the Company's articles of association with the articles of association attached hereto as ANNEX A, on which the amendments are marked."

     The affirmative vote of at least 75% of the voting power represented at the
Meeting in person or by proxy is necessary for approval of this resolution, provided that with regards to the amendment of article 67 of the Articles, either (i) such a majority includes at least a third of the total votes of shareholders, who do not have Personal Interest ("Personal Interest") (as such term is defined in the Companies Law) in the resolution, present at the Meeting in person or by proxy (votes abstaining shall not be taken into account in counting the above-referenced shareholder votes); or (ii) the total number of shares of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed one percent (1%) of the total voting rights in the
Company.

     THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE APPROVAL OF THIS PROPOSAL.

                                 PROPOSAL SEVEN

                       INDEMNIFY AND RELEASE FOR DIRECTORS

     To date, the Company has provided letters of release and indemnification to directors and officers based on the form of indemnification letter approved by the Company's shareholders in 2002 (the "2002 Letter"). As described in Proposal
Five above, Amendment No. 3 to the Companies Law amended certain of the conditions for indemnification and release of directors and officers. Subject to approval of amendment 67 of the Company's articles of association as described in Proposal Five above, it is proposed to approve the grant of amended letters of indemnification and release to current and future directors which reflect the changes in the Companies Law. The amended letters of release and indemnification will be substantially in the form attached hereto as ANNEX B (the amendments from the 2002 Letter are marked) (English translation of original Hebrew provided). The proposed revised letters of indemnification attached in ANNEX B also contain certain clarifications and general provisions reflecting common practice in Israel for letters of this nature.

                                       17

     The grant of such amended letters of indemnification has been approved by the Audit Committee prior to approval by the Board of Directors as a whole. It should be noted that, subject to the amendment article 67 of the Company's
Articles as provided in Proposal Five above, the Board of Directors has approved the grant of similar amended letters to current and future Company officers who are not members of the Company's Board of Directors.

     It is proposed that at the Meeting, the following Resolution be adopted:

     "RESOLVED, that the Company grant amended letters of indemnification and release to its current and future directors, as may be from time to time, including Messrs. Isahy Davidi, Arie Wolfson and Meir Shamir, who may be
considered controlling shareholders of the Company. The amended letters of release and indemnification will be substantially in the form attached hereto as
ANNEX B (English translation of original Hebrew)."

     The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for approval of this resolution, provided that with respect to directors who are Controlling
Shareholders of the Company - either (i) such a majority includes at least a third of the total votes of shareholders, who are do not have Personal Interest in the resolution, present at the Meeting in person or by proxy (votes abstaining shall not be taken into account in counting the above-referenced shareholder votes); or (ii) the total number of shares of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed one percent (1%) of the total voting rights in the Company.

     THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE APPROVAL OF THIS PROPOSAL.

                                 PROPOSAL EIGHT
             AGREEMENT WITH MACPELL INDUSTRIES LTD. REGARDING LEASES

     We lease the following from a wholly-owned subsidiary of Macpell (that was recently merged into Macpell):

     o    approximately 143,000 square feet of industrial space in a facility
          (the "Hi-Tex 1 Facility") adjacent to our current facilities in Segev for a monthly rent of approximately $73,000 (as of December 31, 2005).
          We entered into the lease agreement in 1997 for a term expiring in
          2011. The first rental payment was made upon entrance into the facility on October 1999.

     o    approximately 180,000 square feet of industrial space in a second facility (the Hi-Tex 2 facility) adjacent to our existing facilities in Segev for a monthly rent of approximately $90,000 (as of December
          31, 2005). We entered into this lease agreement in 1998 for a term expiring in 2012. The first rental payment was made upon entrance into the facility on March 2000.

     We conduct our Hi-Tex manufacturing operations in these facilities.

                                       18

     o    a 83,000 square feet facility located in Segev for a monthly rent of approximately $49,000 (as of December 31, 2005) (the "Headquarters
          Facility"). We entered into this lease agreement in 1995 for a term that expires in 2006.

     o    We also lease a 65,000 square feet warehouse located in Segev under a
          1999 lease that expires in 2012 for a monthly rent of approximately
          $28,000 (as of December 31, 2005) (the "Products Facility").

     These agreements provide for a 5% increase in monthly rent every 3-5 years.

     According to the terms of the lease agreements, we pay the property insurance premiums on all these facilities.

     There has been a debate whether these agreements were approved as required by the Companies Law. After lengthy negotiations between the Company and
Macpell, our Audit Committee and Board of Directors have approved a settlement with Macpell (the "Settlement"). The Settlement will be substantially in the form attached hereto as ANNEX C (English translation of original Hebrew provided). The Settlement resolves the legal debate and reduces our annual payments under these lease agreements. The main terms of the Settlement are described below:

     o    Tefron will continue to lease the Headquarters Facility, but under the terms of the lease under which we are now leasing the Products
          Facility. The lease will end in 2012. The Headquarters Facility is approximately 83,000 square feet, which is 18,000 square feet larger than the Products Facility. The rent for the first 65,000 square feet would be the same as the rent currently paid under the lease under which we are now leasing the Products Facility (and subject to the adjustments set under the Products Facility lease - to be discussed below). The rent for the remaining 18,000 square feet would be $2.70 per square meter (without any adjustments).

     o    Tefron will vacate the Products Facility on or prior to August 10,
          2006. Macpell will bear the costs of Tefron's departure from the
          Products Facility, estimated at approximately $85,000. The Settlement sets arrangements for "neighborly ongoing relationships" between
          Tefron and Macpell, or a third party to be leasing the Product
          Facility from Macpell.

     o    The rent for the Hi-Tex 1 Facility would be reduced by 4%.

     o    Prior to the Settlement, the rent paid for all facilities was increased by 5% at the end of each two or three year period (depending on each lease). Under the terms of the Settlement, the rent for all facilities will be increased by 3% and not 5% (this increase would not apply to approx. 18,000 square feet of the Headquarters Facility, for which the rent will be $2.70 per square meter, and is not subject to any increase).

     o    Currently, half of the rent for all facilities is paid in NIS (linked to the Israeli consumer price index) and half is paid in US dollars
          (linked to the US consumer price index). Under the Settlement, all rent would be paid in US dollars (linked to the US consumer price index).

     o    Under the Settlement, both Tefron and Macpell mutually waive all suits and/or demands and/or claims with regard to the approvals and effectiveness of all the lease agreements. Tefron also represents that, as of the date of signing of the Settlement, it is not aware of any suit and/or demands and/or claims against Macpell and its subsidiary regarding the content and performance of the lease agreements.

                                       19

     o    The Settlement would come into effect on April 2006, subject to the satisfaction of the following conditions: (i) approval of the
          Settlement by both Tefron's and Macpell's shareholders; and (ii)
          approval by the Israeli Investment Center of the cessation by Tefron to pay the rent of the Product Facility prior to August 2007.

     It is proposed that at the Meeting, the following Resolution be adopted:

     "RESOLVED, to approve the execution of an agreement with Macpell Industries
Ltd. substantially in the form attached hereto as ANNEX B (English translation of original Hebrew)."

     The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for approval of this resolution, provided that either (i) such a majority includes at least a third of the total votes of shareholders, who do not have a Personal Interest in the transaction, present at the Meeting in person or by proxy (votes abstaining shall not be taken into account in counting the above-referenced shareholder votes); or (ii) the total number of shares of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed one percent (1%) of the total voting rights in the Company.

     THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE APPROVAL OF THIS PROPOSAL.

                                       20

                                  PROPOSAL NINE

                   RATIFICATION OF THE APPOINTMENT OF AUDITORS

     Shareholders will be asked to approve the appointment of Kost Forer &
Gabbay, a member firm of Ernst & Young International, as auditors of the Company for the year ending December 31, 2006 and for the period until the next Annual
General Meeting of shareholders, and to authorize the Board of Directors, upon recommendation of the Audit Committee, to fix the remuneration of the auditors in accordance with the volume and nature of their services. During the Meeting, the Board of Directors will state the amounts paid to the Company's auditors for their services in the last year. A representative of Kost Forer & Gabbay is expected to be present at the Meeting and will be given an opportunity to make a statement if (s)he desires to do so and to respond to appropriate questions.
Kost Forer & Gabbay, were also the auditors for the Company for the year ended
December 31, 2005.

     It is proposed that at the Meeting, the following Resolution be adopted:

     "RESOLVED, to approve the appointment of Kost Forer & Gabbay, a member firm of Ernst & Young International, as auditors of the Company for the year ending
December 31, 2006 and for the period until the next Annual General Meeting of shareholders. The Board of Directors is hereby authorized, upon recommendation of the Audit Committee, to determine the auditors' compensation, to fix the remuneration of the auditors in accordance with the volume and nature of their services."

     The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this resolution.

     THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE APPROVAL OF THIS PROPOSAL.

             REVIEW OF THE REPORT OF DIRECTORS, FINANCIAL STATEMENTS
                              AND AUDITORS' REPORT

     The Report of Directors for the year ended December 31, 2005 and the audited consolidated Financial Statements of the Company and the Auditors'
Report in respect thereof for the year ended December 31, 2005 will be available for review by the shareholders at the Meeting. In accordance with applicable
Israeli law, at the Meeting, the directors' representative will answer appropriate questions relating to the abovementioned statements and reports.

                                  OTHER MATTERS

     The Board of Directors knows of no matters that are to be brought before the meeting other than as set forth in the Notice of Annual General Meeting. If any other matter properly comes before the meeting, the persons named in the enclosed form of proxy are authorized to vote on such matter using their discretion.

By Order of the Board of Directors

Ishay Davidi
Chairman of the Board of Directors
July 7, 2006

                                       21

ANNEX A

ARTICLES OF ASSOCIATION

OF

TEFRON LTD.

A COMPANY LIMITED BY SHARES

PRELIMINARY

1.	~~TABLE "A" EXCLUDED~~CANCELLED

~~The regulations contained in the second schedule to the Companies Ordinance (New Version), 5743-1983 (the "Companies Ordinance") shall not apply to the Company.~~

2.	INTERPRETATION

In these Articles, the following words shall have the meanings, if not inconsistent with the subject or context;

“The Company” – TEFRON LTD.

“The Companies ~~Ordinance~~ Law” or “The Statutes” – The Companies ~~Ordinance~~ Law, and every other Israeli ~~Ordinance~~ Law or statute in force concerning companies limited by shares and affecting the Company.

“These Articles” – These Articles of Association as originally adopted or as amended from time to time by Special Resolution.

“The Office” – The current registered office from time to time of the Company.

“Year”and “Month” – a Gregorian month or year.

“Office Holder” – a director, general manager, chief business manager, president, executive vice president, vice president, other manager directly subordinate to the general manager or any other person assuming the responsibilities of any of the foregoing positions without regard to such person’s title.

“The Companies Law” – The Companies Law, 5759 – 1999, as will be in force from time to time, and any regulations enacted thereof.

“In Writing” – in hand writing, print, typewriter, photocopy, telex, facsimile or any other readable form.

“Person”, “Man” or ‘Human Being” – including corporation.

“Corporation”– company, partnership, cooperative, ottoman association amuta, and any body of persons, whether incorporated or not.

“Ordinary Majority’ – a majority of the total voting power represented at the meeting in person or by proxy or by voting instrument, entitled to vote thereon and that voted thereon, without taking into account the votes that abstained.

“Special Majority” – a majority of 75% (seventy five percent) of the total voting power represented at the meeting in person or by proxy or by voting instrument, entitled to vote thereon and that voted thereon, without taking into account the votes that abstained.

“Special Resolution” – a resolution adopted by a Special Majority.

“Shareholder” or “Member” – the holder of shares on the record date determined according to section 182 of the Companies Law, if a record date exists for that matter.

“Registered Shareholder” – a Shareholder registered in the Company’s register of shareholders.

“Unregistered Shareholder” – a Shareholder according to section 177(1) of the Companies Law.

“Register” or “Register of Members” or “Shareholder’s Register” – the register of Shareholders that must be kept by the Company according to the Companies Law.

Any term in these Articles of Association that was not defined in this article 2, shall have the meaning known to that term according to the Companies Law, unless inconsistent with the subject or context. The name of the Company, its goals and objects and the liability if its shareholders are as determined in the Company’s Memorandum of Association.

2A.	BUSINESS

The Company may, at any time, carry on business in any field or type of business permitted to the Company, whether explicit or implied, according to its Memorandum of Association. The Company may cease to be engaged in any such business, whether it began to be engaged in that business field or type of business, and whether not.

2B	CONTRIBUTIONS

The Company may contribute reasonable sums for worthy causes, even if the contribution is not in the frame of the Company’s business considerations. The Board of Directors or whoever the Board of Directors delegated its powers to for this purpose, will be authorized to determine, according to its discretion, the amounts of the contributions, their purposes, the entity receiving the contribution and any other condition connected thereof.

3.	PUBLIC COMPANY

This Company is a Public Company, as such a term is defined in the Companies ~~Ordinance~~ Law, and accordingly:

a)	fully paid-up shares may be transferred freely and such transfers do not require the approval of the board of directors, however the board of directors may refuse, without giving any reasons therefor, to register any transfer of shares which have not been fully paid-up or where the Company has a lien on the share, constituting the subject matter of the transfer;

b)	the number of members of the Company for the time being shall not be limited.

c)	the Company may issue shares, debentures or any other security to the public;

SHARE CAPITAL

4.	SHARE CAPITAL

a)	The authorized share capital of the Company is NIS 50,000,000 (fifty million) divided into 49,995,500 (forty nine million nine hundred ninety five thousand five hundred) Ordinary Shares, NIS 1.00 (one) par value per share, and 4,500 (four thousand five hundred) Ordinary B Shares, which are described in subparagraph 4(d) below.

b)	The Ordinary Shares all rank pari passu in all respects.

c)	The Deferred Shares entitle their holders, upon the liquidation of the Company, the par value of these shares but no other rights. The Deferred Shares are non-transferable.

d)	Ordinary B Shares

(1)	The holders of each Ordinary B Share shall only have the right to dividends calculated on the basis of one one-thousandth (1/1000%) percent of the Company’s Annual “B” Shares Profit, as defined below. For purpose of this section and the Ordinary B Shares, the Company’s Annual “B” Shares Profit shall be the profits from the Company’s ordinary business operations, thus excluding capital gains and profits from nonrecurring activities in accordance with the Company’s consolidated Statement of Income, which ordinary business profits shall be net of financing and taxes, but prior to setoffs for prior year loss carry forwards commencing in 1995.

(2)	Calculation of the Company’s Annual “B” Shares Profit shall be based on the Company’s annual audited statements, approved by the Company’s Board of Directors, for the relevant year, which shall be presented in US Dollars.

(3)	The Company’s Ordinary B Shares may not be transferred, including either by operation of law or by testamtary or intestated descent, assigned, hypothecated, pledged, mortgaged, or otherwise encumbered, and shall not be subject to a power of attorney or a deed of transfer, whether immediate or in future, except that the Ordinary B Shares may be transferred pursuant to an agreement between the Company, the Trustee, and the holder of the Ordinary B Shares seeking to make the transfer, which agreement was entered into in connection with the issuance of the Ordinary B Shares (the “Ordinary “B” Shares Agreement”).

(4)	In the event that a holder, or a person entitled to be a holder, of Ordinary B Shares (hereafter the “Holder”) is an employee of the Company or is part of the Company’s management, and such employee’s employment or management position with the Company ceases, for any reason, including termination, the Holder’s Ordinary B Shares, whether held or to which the Holder is entitled, shall be converted to Deferred Shares.

(5)	Upon the consummation of the initial public offering of the Company’s Shares or in the event that the Company sells, transfers, or issues its Ordinary Shares to anyone that is not a holder of the Ordinary Shares of the Company as of November 24, 1996, the Ordinary B Shares shall automatically convert to Deferred Shares.

(6)	Notwithstanding the foregoing, the Ordinary B Shares shall bear the right to their relative share of the profits of the Company that are reflected in the Company’s Statement of Income immediately prior to the occurrence of either of the events described in sub-paragraphs (4) and (5) above.

(7)	Payment of dividends under this section shall only be made upon the resolution of the Company’s Board of Directors.

5.	INCREASE OF AUTHORIZED SHARE CAPITAL

a)	The Company may, from time to time, by Special Resolution (as defined in Article 28(a) below), whether or not all the shares then authorized have been issued and whether or not all the shares theretofore issued have been called up for payment, increase its authorized share capital. Any such increase shall be in such amount and shall be divided into shares of such nominal amounts, and such shares shall confer such rights and preferences, and shall be subject to such restrictions, as the Special Resolution shall provide.

b)	Except to the extent otherwise provided in the Special Resolution, any new shares included in the authorized share capital increased as aforesaid shall be subject to all the provisions of these Articles which are applicable to shares of the same class included in the existing share capital (and, if such new shares are of the same class as a class of shares included in the existing share capital, to all of the provisions which are applicable to shares of such class included in the existing share capital).

6.	SPECIAL RIGHTS; MODIFICATION OF RIGHTS

a)	Subject to the provisions of the Memorandum of Association of the Company, and without prejudice to any special rights previously conferred upon the holders of existing shares in the Company, the Company may, from time to time, by Special Resolution, provide for shares with such preferred or deferred rights or rights of redemption or other special rights and/or restrictions, whether in regard to dividends, voting, repayment of share capital or otherwise, as may be stipulated in such Special Resolution.

b)	(i)	If at any time the share capital is divided into different classes of shares, the rights attached to any class, unless otherwise provided by these Articles, may be modified or abrogated by the Company, by Special Resolution, subject to the consent in writing of the holders of seventy-five percent (75%) of the issued shares of such class or the adoption of a Special Resolution passed at a separate General Meeting of the holders of the shares of such class.

c)	(ii)	The provisions of these Articles relating to General Meetings shall, mutatis mutandis, apply to any separate General Meeting of the holders of the shares of a particular class, provided however, that the requisite quorum at any such separate General Meeting shall be two or more members present in person or by proxy or by voting instrument and holding not less than twenty five (25%) percent of the issued shares of such class.

d)	(iii)	Unless otherwise provided by these Articles, the enlargement of an authorized class of shares, or the issuance of additional shares thereof out of the authorized and unissued share capital, shall not be deemed, for purposes of this Article 6(b), to modify or abrogate the rights attached to previously issued shares of such class or of any other class.

7.	CONSOLIDATION, SUBDIVISION, CANCELLATION AND REDUCTION OF SHARE CAPITAL

a)	The Company may, from time to time, by Special Resolution (subject, however, to the provisions of Article 6(b) hereof and to applicable law):

(i)	consolidate and divide all or part of its issued or unissued authorized share capital into shares of a per share nominal value which is larger than the per share nominal value of its existing shares;

(ii)	subdivide its shares (issued or unissued) or any of them, into shares of smaller nominal value than is fixed by the Memorandum of Association (subject, however, to the provisions of Section 144(4) of the Companies ~~Ordinance~~ Law);

(iii)	cancel any shares which, at the date of the adoption of such Special Resolution, have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so canceled; or

(iv)	reduce its share capital in any manner, and with and subject to any incident authorized, and consent required, by law;

b)	With respect to any consolidation of issued shares into shares of a larger nominal value per share, and with respect to any other action which may result in fractional shares, the Board of Directors may settle any difficulty which may arise with regard thereto, as it deems fit, and, in connection with any such consolidation or other action which could result in fractional shares, may, without limiting its aforesaid power:

(i)	determine, as to the holder of shares so consolidated, which issued shares shall be consolidated into a share of a larger nominal value per share.

(ii)	allot, in contemplation of or subsequent to such consolidation or other action, shares or fractional shares sufficient to preclude or remove fractional share holdings;

(iii)	redeem, in the case of redeemable preference shares, and subject to applicable law, such shares or fractional shares sufficient to preclude or remove fractional share holdings;

(iv)	cause the transfer of fractional shares by certain shareholders of the Company to other shareholders thereof so as to most expediently preclude or remove any fractional shareholdings, and cause the transferees of such fractional shares to pay the transferors thereof the fair value thereof, and the Board of Directors is hereby authorized to act in connection with such fractional shares, with full power of substitution, for the purposes of implementing the provisions of this sub-Article 7(b)(iv).

8.	ISSUANCE OF SHARE CERTIFICATES; REPLACEMENT OF LOST CERTIFICATES

a)	Share Certificates shall be issued under the corporate seal of the Company and shall bear the signature of one Director, or of any other person or persons authorized therefor by the Board of Directors.

b)	Each member shall be entitled to one or several numbered certificate(s) for all the shares of any class registered in his name, each for one or more of such shares. Each certificate shall specify the serial numbers of the shares represented thereby and may also specify the amount paid up thereon.

c)	A share certificate registered in the names of two or more persons shall be delivered to the person first named in the Register of Members in respect of such co-ownership.

d)	A share certificate which has been defaced, lost or destroyed, may be replaced, and the Company shall issue a new certificate to replace such defaced, lost or destroyed certificate upon payment of such fee, and upon the furnishing of such evidence of ownership and such indemnity, as the Board of Directors in its discretion deems fit.

9.	REGISTERED HOLDER

9.1.	Except as otherwise provided in these Articles, a Shareholder is the registered holder of each share in the Company’s Register, and whoever is registered with a Stock Exchange member as entitled to shares of the Company, and such shares are included amongst the shares registered in the Company’s Register in the name of a registration company.

9.2.	A Shareholder who is a trustee will be registered in the Register, together with a reference to his trust, and will be deemed for any matter connected with the Companies Law, as a shareholder. Without derogating from the above, the Company will recognize the trustee, as above, as a Shareholder, for all intents and purposes, and shall not recognize any other person, including the beneficiary, as the owner of any right in the share.

9.3.	Without derogating from the above, and subject to these Articles of Association, except for Shareholders according to articles 9.1 and 9.2 above, the Company shall not, except as ordered by a court of competent jurisdiction, or as required by statute, recognize any other Person as the owner of any right in a share or any part of a share and the Company shall not be bound by and shall not recognize any equitable or other claim to, or interest in, future or partial, in any such share or any part thereof, on the part of any other person.

10.	ALLOTMENT OF SHARES

10.1.	The unissued shares from time to time shall be under the control of the Board of Directors, who shall have the power to allot, issue or otherwise dispose of shares to such persons, on such terms and conditions (including inter alia terms relating to calls as set forth in Article 12(f) hereof), and either at par or at a premium, or, subject to the provisions of the Companies ~~Ordinance~~ Law, at a discount and/or with payment of commission, and at such times, as the Board of Directors deems fit, and the power to give to any person the option to acquire from the Company any shares, either at par or at a premium, or, subject as aforesaid, at a discount and/or with payment of commission, during such time and for such consideration as the Board of Directors deems fit.

10.2.	The Board of Directors may issue shares and other securities, convertible or exercisable to shares, in an amount up to the Company’s registered share capital. For this matter, convertible securities that could be converted or exercised into shares will be deemed converted or exercised at the time of their issuance. Without derogating from the above, the Board of Directors is entitled to issue the shares and the other securities, as above, to grant alternative rights for their purchase, including options or the purchase thereof in other ways, all to whoever will be determined by the Board of Directors and at times, prices and terms as determined by the Board of Directors, and to determine any other instruction connected thereto, including instructions concerning the ways to distribute the shares and the securities issued by the Company between their purchasers, including, in the event of excess subscription, and all, according to the discretion of the Board of Directors.

10.3.	Without derogating from the above, and subject to the Companies Law and to these Articles of Association, the Board of Directors is entitled to determine that the consideration for the shares shall be paid in cash or in assets, including securities or any other way, according to it’s consideration, or that the shares shall be issued as bonus shares or that the shares shall be issued in consideration equal to or higher than their nominal value, whether in units or as stock, all according to the terms and the time as determined by the Board of Directors, according to it’s consideration.

10.4.	In the resolution to increase the registered share capital of the Company, the general meeting may determine that, the new shares included in the amount which increase the registered share capital (the “New Shares”) or any part thereof, shall be offered first, in their nominal value or at a premium, to all the shareholders holding shares at that time, at a rate proportional to the nominal value of their shares in the Company or to determine other instructions concerning the issuance and the allotment of the New Shares. But, if the General Meeting has not so determined in its resolution to increase the registered share capital of the Company, the Board of Directors may offer the shares according to Article 10.2 above.

10.5.	The Board of Directors is entitles to decide to pay underwriting commissions or broker fees to any person, at the time of underwriting or agreement to underwrite or achievement of underwriting or ensurence of underwriting on shares, or debentures or other securities of the Company. In any event of issuance of securities of the Company, the Board of Directors is also entitled to determine the payment of commissions, by means of cash, or shares of the Company, or other securities issued by the Company, or any other way, or part of the payment in one way and part in another, and all subject to any applicable law.

11.	PAYMENT IN INSTALLMENTS

If, pursuant to the terms of allotment or issue of any share, all or any portion of the price thereof shall be payable in installments, every such installment shall be paid to the Company on the due date thereof by the then registered holder(s) of the share or the person(s) then entitled thereto.

12.	CALLS ON SHARES

a)	The Board of Directors may, from time to time, as it, in its discretion, deems fit, make calls for payment upon members in respect of any sum which has not been paid up in respect of shares held by such members and which is not pursuant to the terms of allotment or issue of such shares or otherwise, payable at a fixed time. Each member shall pay the amount of every call so made upon him (and of each installment thereof if the same is payable in installments), to the Company at the time(s) and place(s) designated by the Board of Directors, as any such time(s) may be thereafter extended or place(s) changed. Unless otherwise stipulated in a resolution of the Board of Directors (and in the notice hereafter referred to), each payment in response to a call shall be deemed to constitute a pro rata payment on account of all the shares in respect of which such call was made.

b)	Notice of any call for payment by a member shall be given in writing to such member not less than fourteen (14) days prior to the time of payment fixed in such notice, and shall specify the time and place of payment. Prior to the time for any such payment fixed in a notice of a call given to a member, the Board of Directors may in its absolute discretion, by notice in writing to such member, revoke such call in whole or in part, extend the time fixed for payment thereof, or designate a different place of payment. In the event of a call payable in installments, only one notice thereof need be given.

c)	If pursuant to the terms of allotment or issue of a share or otherwise, an amount is made payable at a fixed time (whether on account of such share or by way of premium), such amount shall be payable at such time as if it were payable by virtue of a call made by the Board of Directors and for which notice was given in accordance with paragraphs (a) and (b) of this Article 12, and the provisions of these Articles with regard to calls (and the non-payment thereof) shall be applicable to such amount (and the non-payment thereof).

d)	Joint holders of a share shall be jointly and severally liable to pay all calls for payment in respect of such share and all interest payable thereon.

e)	Any amount called for payment which is not paid when due shall bear interest from the date fixed for payment until actual payment thereof, at such rate (not exceeding the then prevailing interest rate charged by leading commercial banks in Israel), and payable at such time(s) as the Board of Directors may prescribe.

f)	Upon the allotment of shares, the Board of Directors may provide for differences among the allottees of such shares as to the amounts and times for payment of calls in respect of such shares.

13.	PREPAYMENT

With the approval of the Board of Directors, any member may pay to the Company any amount not yet payable in respect of his shares, and the Board of Directors may approve the payment by the Company of interest on any such amount until the same would be payable if it had not been paid in advance, at such rate and time(s) as may be approved by the Board of Directors. The Board of Directors may at any time cause the Company to repay all or any part of the money so advanced, without premium or penalty. Nothing in this Article 13 shall derogate from the right of the Board of Directors to make any call for payment before or after receipt by the Company of any such advance.

14.	FORFEITURE AND SURRENDER

a)	If any member fails to pay an amount payable by virtue of a call, or interest thereon as provided for in accordance herewith, on or before the day fixed for payment of the same, the Board of Directors may at any time after the day fixed for such payment, so long as such amount (or any portion thereof) or interest thereon (or any portion thereof) remains unpaid, resolve to forfeit all or any of the shares in respect of which such payment was called for. All expenses incurred by the Company in attempting to collect any such amount or interest thereon, including, without limitation, attorney’s fees and costs of legal proceedings, shall be added to, and shall, for all purposes (including the accrual of interest thereon), constitute a part of, the amount payable to the Company in respect of such call.

b)	Upon the adoption of a resolution as to the forfeiture of a member’s share, the Board of Directors shall cause notice thereof to be given to such member, which notice shall state that, in the event of the failure to pay the entire amount so payable by a date specified in the notice (which date shall be not less than fourteen (14) days after the date such notice is given and which may be extended by the Board of Directors), such shares shall be ipso facto forfeited, provided, however, that, prior to such date, the Board of Directors may nullify such resolution of forfeiture, but such nullification shall not stop the Board of Directors from adopting a further resolution of forfeiture in respect of the non-payment of the same amount.

c)	Without derogating from Articles 54 and 59 hereof, whenever shares are forfeited as herein provided, all dividends, if any, theretofore declared in respect thereof and not actually paid shall be deemed to have been forfeited at the same time.

d)	The Company, by resolution of the Board of Directors, may accept the voluntary surrender of any share not fully paid for.

e)	Any share forfeited or surrendered as provided herein, shall become the property of the Company, and the same, subject to the provisions of these Articles, may be sold, re-allotted or otherwise disposed of as the Board of Directors deems fit.

f)	Any member whose shares have been forfeited or surrendered shall cease to be a member in respect of the forfeited or surrendered shares, but shall, notwithstanding, be liable to pay, and shall forthwith pay, to the Company, all calls, interest and expenses owing upon or in respect of such shares at the time of forfeiture or surrender together with interest thereon from the time of forfeiture or surrender until actual payment, at the rate prescribed in Article 12(e) above, and the Board of Directors, in its discretion, may, but shall not be obligated to, enforce the payment of such moneys, or any part thereof. In the event of such forfeiture or surrender, the Company, by resolution of the Board of Directors, may accelerate the date(s) of payment of any or all amounts then owing to the Company by the member in question (but not yet due) in respect of all shares owned by such member, solely or jointly with another.

g)	The Board of Directors may at any time, before any share so forfeited or surrendered shall have been sold, re-allotted or otherwise disposed of, nullify the forfeiture or surrender on such conditions as it deems fit, but such nullification shall not stop the Board of Directors from re-exercising its powers of forfeiture pursuant to this Article 14.

15.	LIEN

a)	Except to the extent the same may be waived or subordinated in writing, the Company shall have a first and paramount lien upon all the shares registered in the name of each member (without regard to any equitable or other claim or interest in such shares on the part of any other person), and upon the proceeds of the sale thereof, for his debts, liabilities and engagements to the Company arising from any amount payable by such member in respect of any unpaid or partly paid share, whether or not such debt, liability or engagement has matured. Such lien shall extend to all dividends from time to time declared or paid in respect of such share. Unless otherwise provided, the registration by the Company of a transfer of shares shall be deemed to be a waiver on the part of the Company of the lien (if any) existing on such shares immediately prior to such transfer.

b)	The Board of Directors may cause the Company to sell a share subject to such a lien when the debt, liability or engagement giving rise to such lien has matured, in such manner as the Board of Directors deems fit, but no such sale shall be made unless such debt, liability or engagement has not been satisfied within fourteen (14) days after written notice of the intention to sell shall have been served on such member, his executors or administrators.

c)	The net proceeds of any such sale, after payment of the costs thereof, shall be applied in or toward satisfaction of the debts, liabilities or engagements of such member in respect of such share (whether or not the same have matured), and the remaining balance (if any) shall be paid to the member, his executors, administrators or assigns.

16.	SALE AFTER FORFEITURE OR SURRENDER OR IN ENFORCEMENT OF LIEN

Upon any sale of a share after forfeiture or surrender of for enforcing a lien, the Board of Directors may appoint any person to execute an instrument of transfer of the share so sold and cause the purchaser’s name to be entered in the Register of Members in respect of such share. The purchaser shall be registered as the shareholder and shall not be bound to see to the regularity of the sale proceedings, or to the application of the proceeds of such sale, and after his name has been entered in the Register of Members in respect of such share, the validity of the sale shall not be impeached by any person, and the remedy of any person aggrieved by the sale shall be in damages only and against the Company exclusively.

17.	REDEEMABLE SHARES

The Company may, subject to applicable law, issue redeemable shares and redeem the same, according to the terms and the fashion determined by the Board of Directors, at it’s discretion.

18.	CONVERSION OF SHARES INTO STOCK

a)	The Board of Directors may, with the approval of the members previously given by Special Resolution, convert any paid-up shares into stock, and may, with like sanction, reconvert any stock into paid-up shares of any denomination.

b)	The holders of stock may transfer the same, or any part thereof, in the same manner and subject to the same regulations, as the shares from which the stock arose might have been transferred prior to conversion, or as near thereto as circumstances admit, provided, however, that the Board of Directors may from time to time fix the minimum amount of stock so transferable, and restrict or forbid the transfer of fractions of such minimum, but the minimum shall not exceed the nominal value of each of the shares from which such stock arose.

c)	The holders of stock shall, in accordance with the amount of stock held by them, have the same rights and privileges as regards dividends, voting at meetings of the Company and other matters as if they held the shares from which such stock arose, but no such right or privilege, except participation in the dividends and profits of the Company, shall be conferred by any such aliquot part of such stock as would not, if existing in shares, have conferred that right or privilege.

d)	Such of the Articles of the Company as are applicable to paid-up shares shall apply to stock, and the words “share” and “shareholder” (or “member”) therein shall include “stock” and “stockholder”.

TRANSFER OF SHARES

19.	REGISTRATION OF TRANSFER

a)	No transfer of shares shall be registered unless a proper writing or instrument of transfer (in any customary form or any other form satisfactory to the Board of Directors) has been submitted to the Company (or its transfer agent), together with the share certificate(s) and such other evidence of title as the Board of Directors may reasonably require. Until the transferee has been registered in the Register of Members in respect of the shares so transferred, the Company may continue to regard the transferor as the owner thereof.

b)	The Board of Directors may, in its discretion to the extent it deems necessary, close the Register of Members for registrations of transfers of shares during any year for a period determined by the Board of Directors, and no registrations of transfers of shares shall be made by the Company during any such period during which the Register of Members is so closed.

20.	RECORD DATE FOR NOTICES OF GENERAL MEETINGS AND OTHER ACTION

Subject to the Companies Law and any other applicable law, and notwithstanding any provision of these Articles to the contrary, and to allow the Company to determine the members entitled to notice of, or to vote at, any Annual or Extraordinary General Meeting or any adjournment thereof, or to express consent to or dissent from any corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of, or to take or be subject to, any other action, the Board of Directors may fix in advance, a record date (the “Record Date”)~~, which shall not be more than forty nor less than four days before the date of such meeting, nor more than forty days prior to any other action~~. A determination of members of record entitled to notice of or to vote at a meeting shall apply to any adjournment or the meeting: provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

21.	DECEDENTS’ SHARES

a)	In case of the death of a registered holder of a share registered in the names of two or more holders, the Company may recognize the survivor(s) as the sole owner(s) thereof unless and until the provisions of Article 21(b) have been effectively invoked.

b)	Any person becoming entitled to a share in consequence of the death of any shareholder, upon producing evidence of the grant of probate or letters of administration or declaration of succession (or such other evidence as the Board of Directors may reasonably deem sufficient), shall be registered as a member in respect of such share, or may, subject to the regulations as to transfer herein contained, transfer such share.

22.	RECEIVERS AND LIQUIDATORS

a)	The Company may recognize any receiver, liquidator or similar official appointed to wind-up, dissolve or otherwise liquidate a corporate member, and a trustee, manager, receiver, liquidator or similar official appointed in bankruptcy or in connection with the reorganization of, or similar proceeding with respect to a member or its properties, as being entitled to the shares registered in the name of such member.

b)	Such receiver, liquidator or similar official appointed to wind-up, dissolve or otherwise liquidate a corporate member and such trustee, manager, receiver, liquidator, or similar official appointed in bankruptcy or in connection with the reorganization of, or similar proceedings with respect to a member or its properties, upon producing such evidence as the Board of Directors may deem sufficient as to his authority to act in such capacity or under this Article, shall with the consent of the Board of Directors (which the Board of Directors may grant or refuse in its absolute discretion), be registered as a member in respect of such shares, or may, subject to the regulations as to transfer herein contained, transfer such shares.

23.	GENERAL MEETING

Resolutions of the Company in the following matters shall be adopted by the General Meeting:

23.1.	Changes in the Company’s Articles of Association or Memorandum of Association.

23.2.	Execution of the authorities of the Board of Directors by the General Meeting. if the Board of Directors is incapable of executing it’s authorities and the execution of such authority is essential for the proper administration of the Company, according to section 52(a) of the Companies Law.

23.3.	Appointment of the Company’s auditors and their dismissal.

23.4.	Election of the directors of the Company and their dismissal.

23.5.	Confirmation of actions and transactions that require the approval of the General Meeting according to sections 255 and 268 up to 275 of the Companies Law.

23.6.	The increase of the registered share capital and its decrease according to sections 286 and 297 of the Companies Law and, changes in the share capital according to article 7 hereof.

23.7.	Merger according to section 320(a) of the Companies Law.

23.8.	Any resolution that according to these Articles of Association, is required to be adopted by the General Meeting

GENERAL MEETINGS

23A.	ANNUAL GENERAL MEETING

a)	An Annual General Meeting shall be held once in every calendar year at such time (within a period of not more than fifteen (15) months after the last preceding Annual General Meeting) and at such place, either within or outside the State of Israel, as may be determined by the Board of Directors.

b)	Subject to the provisions of these Articles, the function of the Annual General Meeting shall be to elect the members of the Board of Directors; to receive the Financial Statements, the ordinary reports and accounts of the Company’s directors and auditors; to approve final annual (pursuant and subject to Articles 52, 53, 54 and 57) dividends; to appoint the Company’s auditors and to fix their remuneration; and to transact any other business which under these Articles or the Statutes are to be transacted at a General Meeting.

c)	Subject to any applicable law, all resolutions concerning all the business that may come before the Annual General Meetings, Extraordinary Meetings or any adjournments thereof, shall be adopted by Members who either chose to attend and vote their shares in person at such meetings or to vote thereon by means of a proxy.

24.	EXTRAORDINARY GENERAL MEETINGS

All General Meetings other than Annual General Meetings shall be called “Extraordinary General Meeting”. The Board of Directors may, whenever it thinks fit, convene an Extraordinary General Meeting, at such time and place, within or out-side the State of Israel, as may be determined by the Board of Directors, and shall be obliged to do so upon a request in writing in accordance with Section 63(b) of the Companies Law.

25.	NOTICE OF GENERAL MEETINGS; OMISSION TO GIVE NOTICE

a)	Not less than seven (7) days’ prior notice shall be given of every General Meeting, provided, however, that a Special Resolution shall not be passed unless at least twenty one (21) days’ prior notice shall have been given of the meeting at which it is proposed to pass the same unless all shareholders entitled to vote agree on a shorter period. Each such notice shall specify the place and the day and hour of the meeting, and the general nature of each item to be acted upon thereat, said notice to be given to all members who would be entitled to attend and vote at such meeting. No separate notice shall be given to Registered Shareholders. Anything therein to the contrary notwithstanding, with the consent of all members entitled to vote thereon, a resolution may be proposed and passed at such meeting although a lesser notice than hereinabove prescribed has been given.

b)	The accidental omission to give notice of a meeting to any member, or the non-receipt of notice sent to such member, shall not invalidate the proceedings at such meeting.

PROCEEDINGS AT GENERAL MEETINGS

26.	QUORUM

a)	No business shall be transacted at a General Meeting, or at any adjournment thereof, unless the quorum required under these Articles for such General Meeting or such adjourned meeting, as the case may be, is present when the meeting proceeds to business.

b)	In the absence of contrary provisions in these Articles, two or more members (not in default in payment of any sum referred to in Article 32(a) hereof), present in person or by proxy or by voting instrument and holding shares conferring in the aggregate not less than twenty five (25%) percent of the voting power of the Company, shall constitute a quorum of General Meeting.

c)	If within half an hour from the time appointed for the meeting a quorum is not present, the meeting, if convened upon requisition under Section 63(b)(2) of the Companies Law, shall be dissolved, but in any other case it shall be adjourned to the same day in the next week, at the same time and place, or to such day and at such time and place as the Chairman may determine with the consent of the holders of a majority of the voting power present at the meeting in person or by proxy or by voting instrument and voting on the question of adjournment. No business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting as originally called. At such adjourned meeting (other than an adjourned separate meeting of a particular class of shares as referred to in Article 6 of these Articles), any two (2) members (not in default as aforesaid) present in person or by proxy or by voting instrument, and holding shares conferring in the aggregate not less than twenty five (25%) percent of the voting power of the Company, shall constitute a quorum.

27.	CHAIRMAN

The Chairman, if any, of the Board of Directors, shall preside as Chairman at every General Meeting of the Company. If, at any meeting, the Chairman is not present within fifteen (15) minutes after the time fixed for holding the meeting or is unwilling to act as Chairman, the Co-Chairman shall preside at the meeting. If at any such meeting both the Chairman and the Co-Chairman are not present or are unwilling to act as Chairman, the members present shall choose someone of their number to be Chairman. The office of Chairman shall not, by itself, entitle the holder thereof to vote at any General Meeting nor shall it entitle such holder to a second or casting vote (without derogating, however, from the rights of such Chairman to vote as a shareholder or proxy of a shareholder if, in fact, he is also a shareholder or such proxy).

28.	ADOPTION OF RESOLUTIONS AT GENERAL MEETINGS

a)	(i)	An Ordinary Resolution shall be deemed adopted if approved by an Ordinary Majority.

(ii)	A Special or Extraordinary Resolution shall be deemed adopted if approved by a Special Majority.

b)	Every question submitted to a General Meeting shall be decided by a show of hands, but if a written ballot is demanded by any member present in person or by proxy or by voting instrument and entitled to vote at the meeting, the same shall be decided by such ballot. A written ballot may be demanded before the proposed resolution is voted upon or immediately after the declaration by the Chairman of the results of the vote by a show of hands. If a vote by written ballot is taken after such declaration, the results of the vote by a show of hands shall be of no effect, and the proposed resolution shall be decided by such written ballot. The demand for a written ballot may be withdrawn at any time before the same is conducted, in which event another member may then demand such written ballot. The demand for a written ballot shall not prevent the continuance of the meeting for the transaction of business other than the question on which the written ballot has been demanded.

c)	A declaration by the Chairman of the meeting that a resolution has been carried unanimously, or carried by a particular majority, or lost, and an entry to that effect in the minute book of the Company, shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favor of or against such resolution.

29.	RESOLUTIONS IN WRITING

A resolution in writing signed by all members of the Company then entitled to attend and vote at General Meetings or to which all such members have given their written consent (by letter, telegram, telex, facsimile or otherwise) shall be deemed to have been unanimously adopted by a General Meeting duly convened and held.

30.	POWER TO ADJOURN

The Chairman of a General Meeting at which a quorum is present may, with the consent of the holders of a majority of the voting power represented in person or by proxy or by voting instrument and voting on the question of adjournment (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting as originally called.

31.	VOTING POWER

Subject to provisions of Article 32(a) and subject to any provision hereof conferring special rights as to voting, or restricting the right to vote, every member shall have one vote for each share held by him of record, on every resolution, without regard to whether the vote thereon is conducted by a show of hands, by written ballot or by any other means.

32.	VOTING RIGHTS

a)	No member shall be entitled to vote at any General Meeting (or be counted as a part of the quorum thereat), unless all calls then payable by him in respect of his shares in the Company have been paid, but this Article 32(a) shall not apply to separate General Meetings of the holders of a particular class of shares pursuant to Article 6(b).

b)	A company or other corporate body being a member of the Company may duly authorize any person to be its representative at any meeting of the Company or to execute or deliver a proxy on its behalf. Any person so authorized shall be entitled to exercise on behalf of such member all the power which the latter could have exercised if it were an individual shareholder. Upon the request of the Chairman of the meeting, written evidence of such authorization (in form acceptable to the Chairman) shall be delivered to him.

c)	Any member entitled to vote may vote either in person or by proxy (who need not be a member of the Company) or by voting instrument, or, if the member is a company or other corporate body, by a representative authorized pursuant to Article 32(b) or by voting instrument. Votes may be given by a voting instrument on any issue for which voting by voting instrument is required to be offered under the Companies Law and on any other issue for which the Board of Directors has approved voting by voting instrument, either generally or specifically. The form of the voting instrument shall be set by the corporate secretary or anyone so authorized by the Board of Directors.

d)	If two or more persons are registered as joint holders of any share, the vote of the senior who tenders a vote, in person or by proxy or by voting instrument, shall be accepted to the exclusion of the vote(s) of the other joint holder(s). For the purpose of this Article 32(d), seniority shall be determined by the order of registration of the joint holders in the Register of Members.

PROXIES

33.	INSTRUMENT OF APPOINTMENTS

a)	An instrument appointing a proxy shall be in writing and shall be substantially in the following form:

"I _____________________ of ________________________ (Name of Shareholder) (Address of Shareholder)

being a member of TEFRON LTD. hereby appoint

_____________________ of ______________________ (Name of Proxy) (Address of Proxy)

as my proxy to vote for me and on my behalf at the General Meeting of the Company to be held on the ____ day of _______, ~~199~~200_ and at any adjournment(s) thereof.

Signed this ____ day of ______, ~~199~~200_.

or in any usual or common form or in such other form as may be approved by the Board of Directors. Such proxy shall be duly signed by the appointor or such person’s duly authorized attorney or, if such appointor is a company or other corporate body, under its corporate seal or stamp or the hand of its duly authorized agent(s) or attorney(s).

b)	The instrument appointing a proxy (and the power of attorney or other authority, if any, under which such instrument has been signed) shall either be presented to the Chairman at the meeting at which the person named in the instrument proposes to vote or be delivered to the Company (at its Registered Office, at its principal place of business, or at the offices of its registrar or transfer agent, or at such place as the Board of Directors may specify) not less than two (2) hours before the time fixed for such meeting, except that the instrument shall be delivered forty-eight (48) hours before the time fixed for the meeting where the meeting is to be held outside of Israel and the instrument is delivered to the Company’s registrar or transfer agent. Notwithstanding the above, the Chairman shall have the right to waive the time requirement provided above with respect to all instruments of proxies and to accept any and all instruments of proxy until the beginning of a General Meeting.

34.	EFFECT OF DEATH OF APPOINTOR OR TRANSFER OF SHARE OR REVOCATION OF APPOINTMENT

a)	A vote cast in accordance with an instrument appointing a proxy shall be valid notwithstanding the prior death or bankruptcy of the appointing member (or of his attorney-in-fact, if any, who signed such instrument), or the transfer of the share in respect of which the vote is cast, unless written notice of such matters shall have been received by the Company or by the Chairman of such meeting prior to such vote being cast.

b)	An instrument appointing a proxy shall be deemed revoked (i) upon receipt by the Company or the Chairman, subsequent to receipt by the Company of such instrument, of written notice signed by the person signing such instrument or by the member appointing such proxy canceling the appointment thereunder (or the authority pursuant to which such instrument was signed) or of an instrument appointing a different proxy (and such other documents, if any, required under Article 33(b) for such new appointment), PROVIDED such notice of cancellation or instrument appointing a different proxy were so received at the place and within the time for delivery of the instrument revoked thereby as referred to in Article 33(b) hereof, or (ii) if the appointing member is present in person at the meeting for which such instrument of proxy was delivered, upon receipt by the Chairman of such meeting of written notice from such member of the revocation of such appointment, or if and when such member votes at such meeting. A vote cast in accordance with an instrument appointing a proxy shall be valid notwithstanding the revocation or purported cancellation of the appointment, or the presence in person or vote of the appointing member at a meeting for which it was rendered, unless such instrument of appointment was deemed revoked in accordance with the foregoing provisions of this Article 34(b) at or prior to the time such vote was cast.

BOARD OF DIRECTORS

35.	POWERS OF BOARD OF DIRECTORS

(a)	GENERAL

The management of the business of the Company shall be vested in the Board of Directors, which may exercise all such powers and do all such acts and things as the Company is authorized to exercise and do, and are not hereby or by law required to be exercised or done by the Company by action of its members at a General Meeting. The authority conferred on the Board of Directors by this Article 35 shall be subject to the provisions of the Companies ~~Ordinance~~ Law, these Articles, and any regulation or resolution consistent with these Articles adopted from time to time by the Company by action of its members at a General Meeting, PROVIDED, however, that no such regulation or resolution shall invalidate any prior act done by or pursuant to a decision of the Board of Directors which would have been valid if such regulation or resolution had not been adopted.

(b)	BORROWING POWER

The Board of Directors may from time to time, at its discretion, cause the Company to borrow or secure the payment of any sum or sums of money for the purposes of the Company, and may secure or provide for the repayment of such sum or sums in such manner, at such times and upon such terms and conditions as it deems fit, and, in particular, by the issuance of bonds, perpetual or redeemable debentures, debenture stock, or any mortgages, charges, or other securities on the undertaking or the whole or any part of the property of the Company, both present and future, including its uncalled or called but unpaid capital for the time being.

(c)	RESERVES

The Board of Directors may, from time to time, set aside any amount(s) out of the profits of the Company as a reserve or reserves for any purpose(s) which the Board of Directors, in its absolute discretion, shall deem fit, including without limitation, capitalization and distribution of bonus shares, and may invest any sum so set aside in any manner and from time to time deal with and vary such investments and dispose of all or any part thereof, and employ any such reserve or any part thereof in the business of the Company without being bound to keep the same separate from other assets of the Company, and may subdivide or redesignate any reserve or cancel the same or apply the funds therein for another purpose, all as the Board of Directors may from time to time think fit.

36.	EXERCISE OF POWERS OF BOARD OF DIRECTORS

a)	A meeting of the Board of Directors duly convened and at which a quorum is present shall be competent to exercise all the authorities, powers and discretion vested in or exercisable by the Board of Directors.

b)	A resolution proposed at any meeting of the Board of Directors shall be deemed adopted if approved by a majority of the Directors present when such resolution is put to a vote and voting thereon.

c)	The board of directors may adopt resolutions without actually convening, provided that all the directors then in office entitled to participate in a discussion and vote on a matter brought for resolution have agreed to a resolution in writing (by letter, facsimile, electronic mail or otherwise). A resolution adopted by the board of directors without actually convening shall require the approval of at least 75% of the members of the board of directors entitled to vote thereon and thus approved, shall be deemed to have been adopted by a meeting of the Board of Directors duly convened and held.

37.	DELEGATION OF POWERS

a)	The Board of Directors may, subject to the provisions of the Companies ~~Ordinance~~ Law, delegate any or all of its powers to committees, each consisting of one or more person  ~~(who are Directors)~~, and it may from time to time revoke such delegation or alter the composition of any such committee. Any Committee so formed (in these Articles referred to as a “Committee of the Board of Directors”), shall, in the exercise of the powers so delegated, conform to any regulations imposed on it by the Board of Directors. The meetings and proceedings of any such Committee of the Board of Directors shall, mutatis mutandis, be governed by the provisions herein contained for regulating the meetings of the Board of Directors, so far as not superseded by any regulations adopted by the Board of Directors under this Article. Unless otherwise expressly provided by the Board of Directors in delegating powers to a Committee of the Board of Directors, such Committee shall not be empowered to further delegate such powers.

b)	Without derogating from the provisions of Article 50, the Board of Directors may from time to time appoint a Secretary to the Company, as well as officers, agents, employees and independent contractors, as the Board of Directors deems fit, and may terminate the service of any such person. The Board of Directors may, subject to the provisions of the Companies ~~Ordinance~~ Law, determine the powers and duties, as well as the salaries and emoluments, of all such persons, and may require security in such cases and in such amounts as it deems fit.

c)	The Board of Directors may from time to time, by power of attorney or otherwise, appoint any person, company, firm or body of persons to be the attorney or attorneys of the Company at law or in fact for such purpose(s) and with such powers, authorities and discretions, and for such period and subject to such conditions, as it deems fit, and any such power of attorney or other appointment may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Board of Directors deems fit, and may also authorize any such attorney to delegate all or any of the powers, authorities and discretions vested in him.

38.	ELECTION OF DIRECTORS

a)	The Board of Directors of the Company shall consist of such number of Directors (not less than two (2) nor more than fifteen (15) as may be fixed, from time to time, by ordinary Resolution of the Company.

b)	The Board of Directors may, from time to time, elect an additional director or directors to the Company, whether to fill a vacancy, however created, or as an additional director or directors, only that the total number of directors may not be higher than the maximum number determined in Article 38(a) hereof. A director thus elected, would terminate his service at the first Annual General Meeting that shall be held after his appointment, and could be re-elected as a director.

c)	The General Meeting or the Board of Directors may determine that the service term of a director elected by them, accordingly, may begin at a date later than the date of such director’s election as a director.

d)	The Company shall appoint at least two External Directors, and the provisions of the Companies Law in this matter shall apply.

39.	ELECTION AND REMOVAL OF DIRECTORS

Directors shall be elected at the Annual General Meeting, Extraordinary Meeting or General Meeting of the Company by the vote of the holders of a majority of the voting power represented at such meeting in person or by proxy or by voting instrument and voting on the election of directors, and each Director shall serve, subject to Article 42 hereof, and, with respect to a Director appointed pursuant to Article 41 hereof, subject to such Article, until the Annual General Meeting next following the Annual General Meeting or General Meeting at which such Director was elected pursuant to this Article or Article 41 hereof, or his earlier removal pursuant to this Article 39. The holders of a majority of the voting power represented at a General Meeting in person or by proxy or by voting instrument and voting thereon at such Meeting shall be entitled to remove any Director(s) from office, to elect Directors instead of Directors so removed, or to fill any vacancy, however created, in the Board of Directors.

40.	QUALIFICATION OF DIRECTORS

No person shall be disqualified to serve as a Director by reason of his not holding shares in the Company or by reason of his having served as a Director in the past.

41.	CONTINUING DIRECTORS IN THE EVENT OF VACANCIES

In the event of one or more vacancies in the Board of Directors, the continuing Directors may continue to act in every matter, and, pending the filling of any vacancy pursuant to the provisions of Article 39, may appoint Directors to temporarily fill any such vacancy, provided, however, that if they number less than a majority of the number provided for pursuant to Article 38 hereof, they may only act in an emergency or to fill the office of director which has become vacant up to the minimum number or in order to call a General Meeting of the Company for the purpose of electing Directors to fill any or all vacancies, so that at least a majority of the number of Directors provided for pursuant to Article 38 hereof are in office as a result of said meeting.

42.	VACATION OF OFFICE

a)	The office of a Director shall be vacated, ipso facto, upon his or her death, or if he or she be found lunatic or become of unsound mind, or if he or she becomes bankrupt, or if the Director is a company, upon its winding-up.

b)	The office of a Director shall be vacated by his, her or its written resignation. Such resignation shall become effective on the date fixed therein, or upon the delivery thereof to the Company, whichever is later.

43.	REMUNERATION OF DIRECTORS

A Director shall be paid remuneration by the Company for his services as Director to the extent such remuneration shall have been approved by a General Meeting of the Company.

44.	CONFLICT OF INTEREST

a)	Subject to the provisions of the Companies ~~Ordinance~~ Law, no Director shall be disqualified by virtue of his office from holding any office or place of profit in the Company or in any company in which the Company shall be a shareholder or otherwise interested, or from contracting with the Company as vendor, purchaser or otherwise, nor shall any such contract, or any contract or arrangement entered into by or on behalf of the Company in which any Director shall be in any way interested, be avoided, nor, other than as required under the Companies ~~Ordinance~~ Law, shall any Director be liable to account to the Company for any profit arising from any such office or place of profit or realized by any such contract or arrangement by reason only of such Director’s holding that office or of the fiduciary relations thereby established, but the nature of his interest as well as any material fact of document, must be disclosed by him at the meeting of the Board of Directors at which the contract or arrangement is first considered, if his interest then exists, or, in any other case, at no later than the first meeting of the Board of Directors after the acquisition of his interest.

b)	Subject to the Companies law, all actions executed by the Board of Directors or by a committee of the Board of Directors or by any person acting as a director or a member of a Committee of the Board or by the General Manager, accordingly – shall be valid even if after their execution it will be discovered that there was a certain flaw in the appointment of the Board of Directors, the Committee, the Director, the Committee’s member or the General Manager, accordingly, or that any one of the above officers was disqualified from serving at his office.

c)	Subject to the Companies law, an officer holding shares of the Company and having an interest or holding another office in any other corporation, including a corporation in which the Company has an interest or that holds shares of the Company, shall not disqualify the officer from being an officer in the Company. Nor shall an officer of the Company be disqualified from being an officer of the Company as a result of the execution of an agreement between such an officer or any such corporation and the Company in any matter and in any fashion.

d)	Subject to the Companies law, an officer shall be entitled to participate and to vote in meetings concerning the approval of actions or transactions in which he has personal interest.

e)	Subject to the Companies law, a transaction between the Company and an officer of the Company or an entity controlling the Company or a transaction between the Company and another person that an officer of the Company or that an entity controlling the Company have personal interest thereof, and which are not irregular transactions, shall be approved in the following manner:

(i)	Such a transaction, which is not irregular, shall be approved by the Board of Directors or by the Audit Committee or by any other entity authorized by the Board of Directors, whether according to a specific resolution or to a general authorization, an authorization to a certain category of transactions or an authorization to a certain transaction.

(ii)	The approval of transactions which are not irregular, as aforesaid, may be made by granting a general approval to a certain category of transactions or by approving one specific transaction.

f)	Subject to the Companies law, a general notice given to the Board of Directors by an officer or an entity controlling the Company, concerning their personal interest in a certain entity, specifying such personal interest, shall be deemed as the revelation by such officer or controlling entity to the Company of such personal interest, in connection with the entrance into a transaction which is not irregular with any such entity

45.	ALTERNATE DIRECTORS

a)	A Director may, by written notice to the Company given in the manner set forth in Article 45(b) below, appoint any individual (whether or not such person is then a member of the Board of directors) as an alternate for himself (in these Articles referred to as “Alternate Director”), remove such Alternate Director and appoint another Alternate Director in place of any Alternate Director appointed by him whose office has been vacated for any reason whatsoever. The appointment of an Alternate Director shall be subject to the consent of the Board of Directors if the appointee is not then a member of the Board of Directors. Unless the appointing Director, by the instrument appointing an Alternate Director or by written notice to the Company, limits such appointment to a specified period of time or restricts it to a specified meeting or action of the Board of Directors, or otherwise restricts its scope, the appointment shall be for all purposes, and for a period of time concurrent with the term of the appointing Director.

b)	Any notice to the Company pursuant to Article 45(a) shall be given in person to, or by sending the same by mail to the attention of the General Manager of the Company at the principal office of the Company or to such other person or place as the Board of Directors shall have determined for such purpose, and shall become effective on the date fixed therein, or upon the receipt thereof by the Company (at the place as aforesaid), whichever is later, subject to the consent of the Board of Directors if the appointee is not then a member of the Board of Directors, in which case the notice will be effective as of the date of such consent.

c)	An Alternate Director shall have all the rights and obligations of the Director who appointed him, provided however, that (i) he may not in turn appoint an alternate for himself (unless the instrument appointing him otherwise expressly provides), and (ii) that an Alternate Director shall have no standing at any meeting of the Board of Directors or any committee thereof while the Director who appointed him is present, and (iii) hat the Alternate Director is not entitled to remuneration.

d)	Any natural person, whether or not he or she be a member of the Board of Directors, may act as an Alternate Director. One person may act as Alternate Director for several Directors, and in such event he or she shall have a number of votes (and shall be treated as the number of persons for purposes of establishing a quorum) equal to the number of Directors for whom he acts as Alternate Director. If an Alternate Director is also a Director in his own right, his rights as an Alternate Director shall be in addition to his rights as a Director.

e)	An Alternate Director shall alone be responsible for his or her own acts and defaults, and he or she shall not be deemed the agent of the Director(s) who appointed him.

f)	The office of an Alternate Director shall be vacated under the circumstances, mutatis mutandis, set forth in Article 42, and such office shall ipso facto be vacated if the Director who appointed such Alternate Director ceased to be a Director.

PROCEEDINGS OF THE BOARD OF DIRECTORS

46.	MEETINGS

a)	The Board of Directors may meet and adjourn its meetings and otherwise regulate such meetings and proceedings as the Directors think fit.

b)	Any Director may at any time, and the Secretary, upon the request of such Director, shall, convene a meeting of the Board of Directors, but not less than two (2) days notice shall be given of any meetings so convened. Notice of any such meeting shall be given to all the Directors and may be given orally, by telephone, in writing or by mail, telex, cablegram or facsimile. Notwithstanding anything to the contrary herein, failure to deliver notice to a director of any such meeting in the manner required hereby may be waived by such Director, and a meeting shall be deemed to have been duly convened notwithstanding such defective notice if such failure of defect is waived prior to action being taken at such meeting, by all Directors entitled to participate at such meeting to whom notice was not duly given as aforesaid.

47.	QUORUM

Until otherwise unanimously decided by the Board of Directors, a quorum at a meeting of the Board of Directors shall be constituted by the presence in person or by telephone conference of half (50%) of the Directors then in office who are lawfully entitled to participate in the meeting. No business shall be transacted at a meeting of the Board of Directors unless the requisite quorum is present (in person or by telephone conference) when the meeting proceeds to business.

48.	CHAIRMAN OF THE BOARD OF DIRECTORS

The Board of Directors may from time to time, elect one of its members to be the Chairman of the Board of Directors, and another of its members as Co-Chairman, remove such Chairman and Co-Chairman from office and appoint others in their place. The Chairman of the Board of Directors shall preside at every meeting of the Board of Directors, but if there is no such Chairman, or if at any meeting he is not present within fifteen (15) minutes of the time fixed for the meeting or if he is unwilling to take the chair, the Co-Chairman shall preside. If both the Chairman and the Co-Chairman are not present within such fifteen (15) minutes or are unwilling to take the chair the Directors present shall choose one of their number to be the Chairman of such meeting.

49.	VALIDITY OF ACTS DESPITE DEFECTS

All acts done bona fide at any meeting of the Board of Directors, or of a Committee of the Board of Directors, or by any person(s) acting as Director(s), shall, notwithstanding that it may afterwards be discovered that there was some defect in the appointment of the participants in such meetings or any of them or any person(s) acting as aforesaid, or that they or any of them were disqualified, be as valid as if there were no such defect or disqualification.

CHIEF EXECUTIVE OFFICER AND PRESIDENT

50.	CHIEF EXECUTIVE OFFICER AND PRESIDENT

The Board of Directors may from time to time appoint one or more persons, whether or not Directors, as Chief Executive Officer or Officers, General Manager or Managers, or President of the Company and may confer upon such person(s), and from time to time modify or revoke, such title(s) and such duties and authorities of the Board of Directors as the Board of Directors may deem fit, subject to such limitations and restrictions as the Board of Directors may from time to time prescribe. Unless otherwise determined by the Board of Directors, the Chief Executive Officer(s) shall have authority with respect of the management of the Company in the ordinary course of business. Such appointment(s) may be either for a fixed term or without any limitation of time, and the Board of Directors may from time to time (subject to the provisions of the Companies ~~Ordinance~~ Law and of any contract between any such person and the Company) fix his or their salaries and emoluments, remove or dismiss him or them from office and appoint another or others in his or their place or places.

MINUTES

51.	MINUTES

a)	Minutes of each General Meeting and of each meeting of the Board of Directors shall be recorded and duly entered in books provided for that purpose, and shall be held by the Company at its principal place of office or its Registered Office or such other place as shall have been determined by the Board of Directors. Such minutes shall, in all events, set forth the names of the persons present at the meeting and all resolutions adopted thereat.

b)	Any minutes as aforesaid, if purporting to be signed by the chairman of the meeting or by the chairman of the next succeeding meeting, shall constitute prima facie evidence of the matters recorded therein.

DIVIDENDS

52.	DECLARATION OF DIVIDENDS

The Board of Directors may from time to time declare, and cause the Company to pay, such interim dividend as may appear to the Board of Directors to be justified by the profits of the Company. The final dividend in respect of any fiscal year shall be proposed by the Board of Directors and shall be payable only after the same has been approved by Ordinary Resolution of the Company, but no such resolution shall provide for the payment of an amount exceeding that proposed by the Board of Directors for the payment of such final dividend, and no such resolution or any failure to approve a final dividend shall affect any interim dividend theretofore declared and paid. The Board of Directors shall determine the time for payment of such dividends, both interim and final, and the record date for determining the shareholders entitled thereto.

53.	FUNDS AVAILABLE FOR PAYMENT OF DIVIDEND

The Company may pay dividends subject to and according to the provisions of the Companies Law.

54.	AMOUNT PAYABLE BY WAY OF DIVIDENDS

Subject to the provisions of these Articles and subject to any rights or conditions attached at that time to any share in the capital of the Company granting preferential, special or deferred rights or not granting any rights with respect to dividends, the profits of the Company which shall be declared as dividends shall be distributed according to the proportion of the nominal value paid up on account of the shares held at the date so appointed by the Company, without regard to the premium paid in excess of the nominal value, if any. No amount paid or credited as paid on a share in advance of calls shall be treated for purposes of this Article as paid on a share.

55.	INTEREST

No dividend shall carry interest as against the Company.

56.	PAYMENT IN SPECIE

Upon the recommendation of the Board of Directors approved by Ordinary Resolution of the Company, the Company (i) may cause any monies, investments, or other assets forming part of the undivided profits of the Company, standing to the credit of a reserve fund, or to the credit of a reserve fund for the redemption of capital, or in the hands of the Company and available for dividends, or representing premiums received on the issuance of shares and standing to the credit of the share premium account, to be capitalized and distributed among such of the shareholders as would be entitled to receive the same if distributed by way of dividend and in the same proportion, on the basis that they become entitled thereto as capital, or may cause any part of such capitalized fund to be applied on behalf of such shareholders in paying up in full, either at par or at such premium as the resolution may provide, any unissued shares or debentures or debenture stock of the Company, which shall be distributed accordingly or in payment, in full or in part, of the uncalled liability on all issued shares or debentures or debenture stock if such liability exists, on a pro rata basis, and (ii) may cause such distribution or payment to be accepted by such shareholders in full satisfaction of their interest in the said capitalized sum. In case of a stock dividend, holders of each class of shares can receive shares of one class whether such class existed prior thereto or was created therefor or shares of the same class which conferred upon the holder the right to receive such dividend.

57.	IMPLEMENTATION OF POWERS UNDER ARTICLE 56

For the purpose of giving full effect to any resolution under Article 56, and without derogating from the provisions of Article 7(b) hereof, the Board of Directors may settle any difficulty which may arise in regard to the distribution as it thinks expedient, and, in particular, may issue fractional certificates, and may fix the value for distribution of any specific assets, and may determine that cash payments shall be made to any members upon the basis of the value so fixed, or that fractions of less value than the nominal value of one share may be disregarded in order to adjust the rights of all parties, and may vest any such cash, shares, debentures, debenture stock or specific assets in trustees upon such trusts for the persons entitled to the dividend or capitalized fund as may seem expedient to the Board of Directors. Where requisite, a proper contract shall be filed in accordance with Section 291 of the Companies Law, and the Board of Directors may appoint any person to sign such contract on behalf of the persons entitled to the dividend or capitalized fund as may seem expedient to the Board of Directors. Where requisite, a proper contract shall be filed in accordance with Section 291 of the Companies Law, and the Board of Directors may appoint any person to sign such contract on behalf of the persons entitled to the dividend or capitalized fund.

58.	DIVIDEND ON UNPAID SHARES

Without derogation from Article 54 hereof, the Board of Directors may give an instruction which shall prevent the distribution of a dividend to the registered holders of share the full nominal amount of which has not been paid up.

59.	RETENTION OF DIVIDENDS

a)	The Board of Directors may retain any dividend or other monies payable or property distributable in respect of a share on which the Company has a lien, and may apply the same in or towards satisfaction of the debts, liabilities, or engagements in respect of which the lien exists.

b)	The Board of Directors may retain any dividend or other monies payable or property distributable in respect of a share in respect of which any person is, under Article 21 or 22, entitled to become a member, or which any person, is, under said Articles, entitled to transfer, until such person shall become a member in respect of such share or shall transfer the same.

60.	UNCLAIMED DIVIDENDS

All unclaimed dividends or other moneys payable in respect of a share may be invested or otherwise made use of by the Board of Directors for the benefit of the Company until claimed. The payment by the Directors of any unclaimed dividend or such other moneys into a separate account shall not constitute the Company a trustee in respect thereof. The principal (and only the principal) of an unclaimed dividend or such other moneys shall be, if claimed, paid to a person entitled thereto.

61.	MECHANICS OF PAYMENT

The Board of Directors may fix the mechanics for payment of dividends as it deems fit. However, if nothing to the contrary in the resolution of the Board of Directors, then all dividends or other moneys payable in cash in respect of a share may be paid by check or warrant sent through the post to, or left at, the registered address of the person entitled thereto or by transfer to a bank account specified by such person (or, if two or more persons are registered as joint holders of such share or are entitled jointly thereto in consequence of the death or bankruptcy of the holder or otherwise, to the joint holder whose name is registered first in the Register of Members or his bank account or the person who the Company may then recognize as the owner thereof or entitled thereto under Article 21 or 22 hereof, as applicable, or such person’s bank account), or to such person and at such other address as the person entitled thereto may by writing direct. Every such check or warrant shall be made payable to the order of the person to whom it is sent, or to such person as the person entitled thereto as aforesaid may direct, and payment of the check or warrant by the banker upon whom it is drawn shall be a good discharge to the Company.

62.	RECEIPT FROM A JOINT HOLDER

If two or more persons are registered as joint holders of any share, or are entitled jointly thereto in consequence of the death or bankruptcy of the holder or otherwise, any one of them may give effectual receipts for any dividend or other moneys payable or property distributable in respect of such share.

ACCOUNTS

63.	BOOKS OF ACCOUNT

The Board of Directors shall cause accurate books of account to be kept in accordance with the provisions of the Companies ~~Ordinance~~ Law and of any other applicable law. Such books of account shall be kept at the Registered Office of the Company, or at such other place or places as the Board of Directors may think fit, and they shall always be open to inspection by all Directors. No member, not being a Director, shall have any right to inspect any account or book or other similar document of the Company, except as conferred by law or authorized by the Board of Directors or by Ordinary Resolution of the Company.

64.	AUDIT

At least once in every fiscal year the accounts of the Company shall be audited and the correctness of the profit and loss account and balance sheet certified by one or more duly qualified auditors.

65.	AUDITORS

The appointment, authorities, rights and duties of the auditor(s) of the Company, shall be regulated by applicable law, provided, however, that in exercising its authority to fix the remuneration of the auditor(s), the members in General Meeting may, by Ordinary Resolution, act (and in the absence of any action in connection therewith shall be deemed to have so acted) to authorize the Board of Directors to fix such remuneration subject to such criteria or standards, if any, as may be provided in such Ordinary Resolution, and if no such criteria or standards are so provided, such remuneration shall be fixed in an amount commensurate with the volume and nature of the services rendered by such auditor(s).

BRANCH REGISTERS

66.	BRANCH REGISTERS

Subject to and in accordance with the provisions of Sections 138 to 139, inclusive, of the Companies Law and to all orders and regulation issued thereunder, the Company may cause branch registers to be kept in any place outside Israel as the Board of Directors may think fit, and, subject to all applicable requirements of law, the Board of Directors may from time to time adopt such rules and procedures as it may think fit in connection with the keeping of such branch registers.

INDEMNITY AND INSURANCE

67.	INDEMNITY AND INSURANCE

a)	Subject to the provisions of the Companies ~~Ordinance~~ Law, the Company may enter into a contract for the insurance of the Liability, in whole or in part, of any of its Office Holders with respect to: (i) a breach of his duty of care to the Company or to another person; (ii) a breach of his fiduciary duty to the Company, provided that the Office Holder acted in good faith and had reasonable cause to assume that his act would not prejudice the interests of the Company; or (iii) a financial liability imposed upon him in favor of another person in respect of an act or omission performed by him in his capacity as an Office Holder of the Company.

b)	The Company may indemnify in retroactive or in advance an Office Holder against: (i) a financial liability imposed on him in favor of another person by any judgment, including a settlement or an arbitrator’s award approved by a court in respect of an act performed in his capacity as an Office Holder of the Company, and (ii) reasonable litigation expenses, including attorneys’ fees, expended by such Office Holder or charged to him by a court, in proceedings instituted against him by the Company or on its behalf or by another person, or in a criminal charge, from which he was acquitted or in a criminal charge in which he was convicted for an offense that does not require the proof of criminal thought, all in respect of an act performed in his capacity as an Office Holder of the Company, and (iii) reasonable litigation expenses, including attorneys’ fees, expended by such Office Holder, due to such investigation or proceeding conducted against him by authorized body, and which was ended without filing an indictment against him and without the imposition of a financial liability as a substitute for a criminal proceeding, or that was ended without filing an indictment against him but for which he was subject to a financial liability as a substitute for a criminal proceeding relating to an offense which does not require criminal intent, within the meaning of the relevant terms in the Companies Law; and (~~iii~~iv) liabilities, obligations and expenses in respect of which in the future the Company may be legally permitted to indemnify under the Companies ~~Ordinance~~ Law.

c)	~~The Company may indemnify an Office Holder in accordance with the provisions of article 67(b) for any liabilities and/or expenses incurred by such an Office Holder. Such indemnification shall include reasonable litigation expenses, as specified in Article 67(b) above, that were incurred by or charged to such an Office Holder if convicted in a criminal charge for an offense that does not require the proof of criminal thought. In addition to the above, the Company may also~~An undertake to indemnify ~~such an Office Holder in advance, for~~For liabilities under Article 67(b)(i)~~and/or expenses that were not yet incurred~~, ~~provided that such a commitment~~ shall be restricted to ~~types of~~ events that in the opinion of the Board of Directors ~~can be~~are foreseen in light of the Company’s activities at the time that the commitment is made and ~~to~~is limited to an amount or criteria that the Board of Directors deems reasonable, in view of the circumstances. The undertaking to indemnify shall specify such events, sum or criteria. Such indemnification may include any other liability or event permitted by any applicable law.

d)	The Company may release an Office Holder in advance from liability – whether totally or partially – for damages arising from the breach of the duty of such an Office Holder to act with due skill and care towards the Company.

e)	Subject to the Companies law – the Company may indemnify any employee of the Company who is not an Office Holder of the Company, from any liability or expense imposed on such an employee in his capacity as an employee of the Company, while defending from any litigation, whether criminal or civil, that resulted, accordingly, by an acquittal or a judgment in the employee’s favor.

f)	The company may commit to indemnify such an employee, including in advance, for any financial liability imposed on such an employee in favor of another person in respect of an act performed bona fide in his capacity as an employee of the Company.

g)	Subject to the Companies Law, these Articles of Association shall not limit the Company in any way from entering into a contract for the insurance, or the granting of exemptions or indemnification (i) in connection with an Office Holder in the Company or any person designated by the Company to serve as a director in another company in which the Company has any interest or holds shares, directly or indirectly (“a Director In Another Company”), to the extent that the insurance, exemption or indemnification are not forbidden by any applicable law, and (ii) in connection with whoever is not an Office Holder in the Company or a Director In Another Company, including but not limited to, employees, contractors and consultants.

WINDING UP

68.	WINDING UP

If the Company is wound up, then subject to applicable law and to the rights of the holders of shares with special rights upon winding up, the assets of the Company available for distribution among the members shall be distributed to them in proportion to the respective holdings of the shares in respect of which such distribution is being made.

RIGHTS OF SIGNATURE, STAMP, AND SEAL

69.	RIGHTS OF SIGNATURE, STAMP, AND SEAL

a)	The Board of Directors shall be entitled to authorize any person or persons (who need not be Directors) to act and sign on behalf of the Company, and the acts and signature of such person(s) on behalf of the Company shall bind the Company insofar as such person(s) acted and signed within the scope of his or their authority.

b)	The Board of Directors may provide for a seal. If the Board of Directors so provides, it shall also provide for the safe custody thereof. Such seal shall not be used except by the authority of the Board of Directors and in the presence of the person(s) authorized to sign on behalf of the Company, who shall sign every instrument to which such seal is affixed.

c)	The Company may exercise the powers conferred by Section 102 of the Companies ~~Ordinance~~Law regarding a seal for use abroad, and such powers shall be vested in the Board of Directors.

NOTICES

70.	NOTICES

a)	Any written notice or other document may be served by the Company upon any member either personally or by sending it by prepaid mail (airmail if sent internationally) addressed to such member at his address as described in the Register of Members. Any written notice or other document may be served by any member upon the Company by tendering the same in person to the Secretary or the General Manager or Chief Executive Officer of the Company at the principal office of the Company or by sending it by prepaid registered mail (airmail if posted outside Israel) to the Company at it Registered Address. Any such notice or other document shall be deemed to have been served five (5) business days after it has been posted (7) business days if posted internationally), or when actually tendered in person, to such member (or to the Secretary or the General Manager). Notice sent by cablegram, telex, or facsimile shall be deemed to have been served two business days after the notice is sent to the addressee, or when in fact received, whichever is earlier, notwithstanding that it was defectively addressed or failed, in some other respect, to comply with the provisions of this Article 70(a).

b)	All notices to be given to the members shall, with respect to any share to which persons are jointly entitled, be given to whichever of such persons is named first in the Register of Members, and any notice so given shall be sufficient notice to the holders of such share.

c)	Any~~ll~~ member whose address is not described in the Register of Members, and who shall not have designated in writing delivered to the Company an address for the receipt of notices, shall not be entitled to receive any notice from the Company.

~~d)~~	~~Notwithstanding anything to the contrary contained therein, notice by the Company of a General Meeting which is published in at least two daily newspapers in the State of Israel within the time otherwise required for giving notice of such meeting under Article 25 hereof and containing the information required to be set forth in such notice under such Article, shall be deemed to notice of such meeting duly given, for purposes of these Articles, to any member of the Company.~~

ANNEX B

English Translation of the Hebrew Original Letter of Release and Indemnification.

[Tefron Ltd. company letterhead]

[Date]

______________________

______________________

______________________

Re:	Letter of Release and Indemnification

WHEREAS	on February 18, 2002 and on June 9, 2002, the Board of Directors of Tefron Ltd. (hereinafter: the “Company”), after obtaining the approval of the Audit Committee of the Company on December 23, 2001, resolved to approve a prior grant of release from liability and an advance undertaking of indemnification by the Company to the Directors and other officers of the Company (jointly referred to hereunder as the “Officers”), pursuant to the provisions of this Letter of Release and Indemnification; and

WHEREAS	on August 5, 2002 the General Meeting of the Company approved the aforesaid resolution (hereinafter: the " Prior Indemnification Resolution"), and accordingly the Company granted indemnification letters (hereinafter: the “Existing Indemnification Letters”) ; and

WHEREAS	further to Amendment No. 3 to the Companies Law, 1999 (hereinafter: the “Companies Law”), including with respect to indemnification of Officers, the Company’s Board of Directors resolved on June 27, 2006, after obtaining the approval of the Audit Committee of the Company on June 27, 2006, to approve an advance undertaking of indemnification by the Company to the Officers~~,~~ pursuant to the provisions of this letter, without derogating from the effectiveness of the Prior Indemnification Resolution and of the Existing Indemnification Letters, all subject to any applicable law (hereinafter: the “New Resolution”); and

WHEREAS	on ____, 2006 the General Meeting of the Company approved the New Resolution with respect to the Directors of the Company, and

WHEREAS	on __________ (date) you were appointed to serve in the position of _________________________________ (~~director/~~Officer) of the Company.

Now therefore the Company hereby certifies and undertakes the following:

1.	1.1	Subject to the provisions of any law, as may be in effect from time to time, ~~T~~the Company hereby releases you from any liability towards the Company for any damage incurred to the Company as a result of any breach of your duty of care to the Company where you acted in good faith and within the scope of your position as Officer of the Company.

1.2	Subject to the provisions of any law, as may be in effect from time to time, the Company shall indemnify you for any obligation or expense as set forth in section 2 hereunder, imposed on you as a result of one or more of the following incidents:

(a)	your activities within the scope of your position as Officer of the Company;

(b)	your activities within the scope of your position as Officer of another corporation, according to the Company’s request (hereinafter: the “Other Company”)

~~that were associated either directly or indirectly with one or more of the classes of incidents set forth in the Schedule to this Letter of Release and Indemnification (hereinafter: the “Determining Classes of Incidents”) or any matter associated directly or indirectly with the Determining Classes of Incidents, provided however that the maximum amount of aforesaid indemnification shall not exceed the amount specified in section 3 hereunder.~~

2.	The indemnification undertaking according to section 1.2 above shall be effective concerning any liability or expenses which are indemnifiable according to the law as follows:

2.1	a monetary liability imposed on you in favor of another person under a judgment, including a judgment granted in the case of a settlement or an arbitral award approved by the court , provided that your actions were associated either directly or indirectly with one or more of the events set forth in the Schedule to this Letter of Release and Indemnification (hereinafter: the “Determining Events”) or any matter associated, directly or indirectly, with the Determining Events, that, in any such case, in the opinion of the Board of Directors are anticipated in light of the actual activities of the Company as of the date of this letter;

2.2	reasonable legal expenses, including attorneys’ fees, disbursed or which you shall be ordered to pay by a court in proceedings filed against you by the Company or Another Company, as the case may be, or in the name of either of the aforesaid or by any other person or under a criminal charge from which you may be exonerated, or under a criminal charge of which you are convicted not requiring proof of any mens rea.

2.3	Reasonable legal expenses, including attorneys’ fees, expended in connection with an investigation or proceeding against you by an authority, and that concludes without an indictment against you and either (i) no monetary payments are imposed on you in lieu of criminal proceedings or (ii) monetary payments are imposed on you in lieu of criminal proceedings,provided that the alleged criminal offense does not require proof of any mens rea

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3.	The total aggregate amount of indemnification to be paid by the Company under Section 2.1 of all letters of indemnification to be issued by the Company to the Officers of the Company under the New ~~Indemnification~~  Resolution~~s~~ (hereinafter: the “ New Letters of Indemnification”) , together with the total aggregate amount of indemnification to be paid by the Company under all the Existing Indemnification Letters, shall not exceed the greater of US 5,000,000 or ~~amount equal to the total of all the insurance proceeds for the Determining Classes of Incidents received by the Company from time to time within the scope of any directors’ and officers’ liability insurance (which as of the date of this letter totals ____________), in either case plus~~ an ~~additional~~ amount equal to 25% (twenty five percent) of the Effective Equity Capital of the Company (hereinafter: the “Maximum Indemnification Amount”). For this purpose, the Effective Equity Capital of the Company means the amount of Company equity capital as of December 31, 2001, according to the audited financial statements for the year ending on that date, as it may be adjusted from time to time according to the rate of increase in the consumer price index since that date. The Company’s Board of Directors has resolved that the Maximum Indemnification Amount is reasonable in the circumstances.

Should the total amounts of indemnification to be paid by the Company at any time whatsoever, plus the total of all amounts of indemnification paid by the Company until such date, all in accordance with Section 2.1 of all the New Letters of Indemnification to be issued by the Company, together with the total aggregate amount of indemnification to be paid by the Company under all the Existing Indemnification Letters, exceed the Maximum Indemnification Amount, the Maximum Indemnification Amount or the balance thereof, as the case may be, shall be divided between the Officers of the Company entitled to the aforesaid amounts of indemnification for demands which they submitted to the Company under the said ~~L~~letters of ~~I~~indemnification and not paid to them prior to the aforesaid date, in such manner that the amount of indemnification actually received by each of the aforesaid Officers shall be calculated according to the ratio between the amount indemnification owned to each of the Officers and the aggregate amount indemnification owned to each of the aforesaid Officers on that dated for whose demands.

4.	Upon the occurrence of any incident by virtue of which you are likely to be entitled to indemnification according to the aforesaid, the Company shall provide you, from time to time, with the funds required to cover the expenses and various other payments incidental to handling each of the proceedings against you in connection with the incident in question so that you shall not be required to pay or finance them yourself, all subject to the terms and conditions specified in this Letter of Release and Indemnification.

5.	Without derogating from the aforesaid, the indemnification under this Letter of Release and Indemnification is subject to the following conditions:

5.1	You shall notify the Company of any legal proceeding commenced against you or any suspicion or threat of any such proceeding being commenced against you in connection with any incident in respect of which the indemnification is likely to apply, reasonably promptly after your first becoming aware of it and you shall notify the Company, or to whom it shall instruct you, of any document in connection with the proceeding that was served upon you by the person initiating the proceedings or any person acting on behalf thereof.

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5.2	The Company shall be entitled to take on your legal defense in any such proceeding and/or to hand your defense over to any attorney whom the Company chooses for this purpose, taking into consideration the obligations of the Company under the policy and the possibility of appointing an attorney on behalf of the Insurer (apart from any attorney who is not acceptable to you on reasonable grounds). Within the scope of handling your defense, the Company and/or the aforesaid attorney shall act to bring about the termination of the aforesaid proceeding. The attorney appointed by the Company as aforesaid shall act and owe a fiduciary obligation to you and the Company. In the event of any conflict of interests between you and the Company in your defense before the proceeding in question, you may hire your own attorney to act on your behalf in handling your defense and the provisions of this Letter of Indemnification shall apply to your expenses for the aforesaid appointment. The Company may not terminate the aforesaid proceeding by any settlement requiring you to pay for any amount for which you shall not be indemnified by the Company ~~under this Letter of Release and Indemnification and~~ or not paid within the scope of the insurance policy, except with your prior written consent thereto, provided however that you shall not refuse to grant your consent on grounds which are not reasonable. At the request of the Company you shall sign a document authorizing the Company and/or any such attorney, to act in your defense on your behalf at the proceeding in question and represent you in any mater in connection therewith, pursuant to the aforesaid.

You shall cooperate with the Company and/or any such aforesaid attorney in any reasonable manner required by the aforesaid persons within the scope of handling your defense in connection with the legal proceeding in question, provided however that the Company takes care to cover all your expenses incidental thereto so that you shall not be required to pay or finance such expenses yourself, subject to the provisions of section 3 above. The Company shall be released from the aforesaid obligation to cooperate whether it is likely to prejudice your defense before any legal proceeding against you, provided however that this is approved by a committee of the Board of Directors of the Company, including at least one external director among its members.

5.3	Whether or not the Company acts according to the provisions of section 5.2 above, it shall take care to cover the liabilities and expenses stated in section 2 above so that you shall not be required to pay or finance the aforesaid yourself, without this derogating from the indemnification promised under the provisions of this Letter of Indemnification, subject to the above provisions in Section 3.

5.4	The indemnification in connection with any legal proceeding whatsoever against you, as stated in this Letter of Release and Indemnification, shall not be effective in respect of any amount owed by you in consequence of any settlement or arbitration, unless the Company gave its written consent to any such settlement or the holding of any such arbitration, as the case may be.

5.5	The Company shall not be required to pay amounts under this Letter of Release and Indemnification for any incident whatsoever whereveryou are otherwise entitled to such amounts from another source or the aforesaid amounts were actually paid to you, on your behalf or in your place in any manner whatsoever within the scope of any other indemnification or undertaking to indemnify any other person whatsoever apart from the Company, including any insurance proceeds. In this regard it shall be clarified that any amount of deductible applying to you under the aforesaid policy terms shall not be deemed an amount actually paid.

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5.6	Upon a request for performance of payment in connection with any incident whatsoever under this Letter of Release and Indemnification, the Company shall take any action necessary under the provisions of any law for payment thereof and shall act to arrange any approval, if required, in connection therewith. Should any such approval be required for payment and such payment is not approved in accordance therewith, for any reason whatsoever, such payment or any part thereof not approved as aforesaid, shall be subject to the approval of the court and the Company shall act to obtain such approval.

5.7	Should the Company pay you or your substitute any amounts whatsoever within the scope of this Letter of Release and Indemnification in connection with the aforesaid legal proceeding, and afterwards it becomes apparent that you were not entitled to indemnification from the Company for the amounts in question, these amounts shall be deemed a loan granted to you by the Company, which shall bear interest at the minimum rate determined from time to time under the provisions of any law not making it a taxable benefit for any person receiving such loan, and you shall be required to repay the above amounts to the Company when requested to do so in writing by the Company and according to the payment schedule determined by the Company.

5.8	Should the Company pay you any amount whatsoever by virtue of this Letter of Release and Indemnification and afterwards the liability for which the amount was paid was canceled or the amount thereof was decreased for any reason whatsoever, you shall assign to the Company your entire rights to repayment of the amount from the plaintiff in any proceeding and you shall do your utmost to make this assignment valid so that the Company is able to realize the assignment. After acting in such manner you shall be exempt from repayment of the amount for which the right of repayment was assigned. Should you fail to do so, you shall be required to repay the amount or any part thereof, as the case may be, to the Company, plus linkage differentials, at the rates and for the period according to which you are entitled to repayment of the amount by the plaintiff.

The undertakings of the Company under this Letter of Release and Indemnification shall also remain available to you after termination of your position as Officer of the Company, provided however that the acts for which the indemnification was granted were made during your term in office as Officer of the Company. The undertakings of the Company under this Letter of Release and Indemnification shall also remain available to your estate, heirs and other successors under the provisions of any law.

7.	In this Letter of Indemnification:

“Officer” has the same meaning as in the Companies Law~~, 5759-1999~~.

“Act” or any other derivative thereof, includes any implied decision and/or omission (or any derivative thereof) and includes your activities prior to the date of this Letter of Indemnification during your term in office as Officer of the Company.

The “Policy” means the directors’ and officers’ policy liability insurance purchased or to be purchased by the Company, whether in the form of one or more than one policy.

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8.	The undertakings of the Company under this Letter of Release and Indemnity shall be interpreted broadly and in the manner intended for implementation thereof, as permitted according to the law and for the purposes for which they were intended. In the event of any contradiction between any provision whatsoever in this Letter of Release and Indemnity and any provision of law which cannot be made contingent, amended or added to, the aforesaid provision of law shall prevail, but it shall not prejudice or derogate from the effectiveness or the other provisions of this Letter of Release and Indemnification.

9.	This Letter of Release and Indemnification shall not prejudice or derogate from the undertakings of the Company under any Letter of Indemnification given to you, if any, prior to _________, while the aforesaid undertakings remain legally effective. In the event that you shall be entitled to and receive any amount of indemnification whatsoever under any previous Letter of Indemnification in respect of any incident whatsoever, you shall not be entitled to indemnification for the same amount under this Letter of Release and Indemnification.

10.	This Letter of Release and Indemnification is not a contract in favor of any third party, including any insurer, and you may not assign this Letter to any third party, nor would any insurer have the right to demand that the Company contribute to the payment of any amount that would otherwise be payable by such insurer under an insurance agreement, other than the deductible fixed in such an insurance agreement.

11.	Nothing in this Letter of Release and Indemnification shall be deemed to derogate from or diminish the effectiveness of the Company’s indemnification obligation to you~~,~~ under any letter of indemnification, if and to the extent previously granted to you, and to extent such letter is otherwise effective under any applicable law. In the event you shall be entitled to, and receive indemnification under, an Existing Indemnification Letter, you shall not be entitled to indemnification for the such amount under this this Letter of Release and Indemnification.

12.	This Letter of Release and Indemnification will be governed by the laws of Israel, and the courts of Tel Aviv shall have the exclusive jurisdiction with respect to disputes that may arise under this Letter.

~~10.~~13.	This Letter of Release and Indemnification shall be subject to the provisions of any law.

~~11.~~14.	This letter of Release and Indemnification shall become effective upon your signature on a copy thereof at the place designated for such purpose and submission of the aforesaid signed copy to the Company.

In witness whereof the Company has caused this Letter of Indemnification to be executed on the day and year first above written:

Tefron Ltd.

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I hereby certify receipt of this Letter of Release and Indemnification and confirm my consent to the terms thereof, including the provisions of the above section 5.7.

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Schedule

~~Classes of Incidents~~ Events

1.	Acts in connection with investments (including investments not implemented) performed by the Company, a subsidiary or affiliate (within the meaning in the Securities Law) in various corporations, either before or after implementation of the investment, including entering into and performance of any transaction, supervision and control of the investment after implementation and any act performed by an Officer in connection therewith as a representative of the investor or as an Officer of the Company or the investor.

2.	An offering of securities (including an offering of a security which is not implemented), inclusive of but not derogating from the generality of the aforesaid, a public offering of securities under a prospectus, a private offering or an offer of securities by any other means whatsoever.

3.	A transaction within the meaning in section 1 of the Companies Law, inclusive of obtaining credit, sale or purchase of assets or obligations, including securities, or the grant or receipt of a right in each of the aforesaid, and an act directly or indirectly associated with the aforesaid transaction.

4.	Report or notification submitted under the Companies Law or the Securities Law, including regulations promulgated by virtue thereof, or under laws or regulations dealing with similar issues abroad, or under customary rules or guidelines of the Israeli Stock Exchange (Boursa) or in a commercial arena in Israel or abroad, all including any failure to file any such report or notification.

5.	Acts in connection with the terms of employment of employees, including employment contracts, negotiations towards such contracts, salary benefits and other employee benefits, handling of pension funds, mutual funds, insurance and savings plans, options and other employee benefits of any class whatsoever.

6.	Any act causing bodily injury, sickness, death and damage to property, including loss of use thereof.

7.	Any act leading to inadequate insurance arrangements being drawn up.

8.	Any restructuring of the Company, reorganization or any resolution in connection with the aforesaid, including but not derogating from the generality of the aforesaid, any merger split, variation of the share capital of the Company, subsidiaries or affiliates, the dissolution or sale thereof, issue of any security whatsoever of the Company, subsidiary or affiliate or performance of any distribution (within the meaning of the Companies Law) or any procurement bid by or in connection with any of the aforesaid.

9.	Any expression, statement, including expression of a viewpoint or opinion made in good faith by the Officer in the course of and by virtue his position, including within the course of general meetings or meetings of the Board of Directors of the Company, a subsidiary or affiliate thereof or any committees of the Board of Directors, and negotiations and communications with suppliers, advisors and clients.

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~~10.~~	~~Civil or criminal actions within the ordinary and regular course of business of the Company, and exceptional transactions of the Company.~~

10.	Conducting legal, quasi-legal, and pre-legal proceedings, including preparing for such proceedings and the decision whether to commence such proceedings.

11.	Actions submitted against an Officer in connections with the dissolution or receivership of the Company, a subsidiary or affiliate.

~~12.~~	~~Derivative or class actions in connection with the Company, a subsidiary or affiliate.~~

~~13.~~	~~Actions in connection with merger, split, reorganization etc. proceedings.~~

12.	Resolutions and/or actions with respect to environmental compliance, including pollution, poisons and hazardous materials.

~~14.~~13.	Acts or decisions in connection with drafting or approval of financial statements, business plans or forecasts in connection with the Company, a subsidiary or affiliate.

14.	Granting of liens on Company assets and granting guarantees on behalf of the Company.

15.	Compliance with various governmental requirements in Israel and outside Israel, including the Antitrust Authority, Securities Authority, Environmental Compliance Agency and Tax Authorities

16.	Establishment and management of financial policy, including credit policies, hedging against changes in currency exchange rates and utilization of cash reserves.

17.	Any action and/or decision relating to work safety and/or working conditions and/or employee activities and/or any event relating thereto.

18.	Any action and/or decision relating to preparation of work plans, including pricing, marketing, distribution and instructions to employees, to customers and to suppliers and to cooperative arrangements, including with competitors.

19.	Any action and/or decision relating to product development or relating to the conduct of product testing, approvals, sales, distribution or licensing.

20.	Any action and/or decision that may be considered as an infringement of the intellectual property rights of a third party.

~~15.~~21.	~~Actions in connection with documents relating to the matters specified above or in connection with acts or decisions relating to the maters specified above, or in connection with representations and undertakings granted relating to the matters specified above, including~~ Representations and any undertaking granted vis-à-vis third parties or the Company, a subsidiary or affiliate or vis-à-vis any person acting on behalf thereof (including vis-à-vis any advisers, such as auditors and attorneys, etc.).

9

22.	Transfer of information required or permitted to be transferred under applicable law to an interested party of the Company.

~~16.~~23.	Each of the ~~classes of incidents~~ events set forth above in connection with the position of the Officer in a subsidiary or an affiliate~~Another Company, as defined in the Preamble to the above Letter of Indemnification~~.

In this Schedule:

“Securities Law” means the Securities Law, 5728-1968.

“Companies Law” means the Companies Law, 5759-1999.

“Security” is within the definition in section 1 of the Companies Law.

10

                                     ANNEX C

                                    AGREEMENT

            Drawn up and signed in _____________ on the _____________

BETWEEN:            MACPELL INDUSTRIES LTD.
                    Public company no. 52 - 003752 - 4
                    of 28 Hida Street, Bnei Brak
                    (hereinafter: the "LESSOR")

AND:                TEFRON LTD.
                    Public company no. 52 - 004340- 7
                    of 94 Em Hamoshavot Street, Petach Tikva
                    (hereinafter: the "LESSEE")
                    And HI-TEX, founded by Tefron Ltd.
                    Private company no. 51 - 248981 - 6
                    of 94 Em Hamoshavot Street, Petach Tikva
                    (hereinafter: "HI-TEX")

WHEREAS:            The Lessee is leasing from the Lessor an industrial
                    structure of approximately 7,710 sq.m. in the Teradion
                    Industrial Zone (hereinafter: the "HEADQUARTER BUILDING"), pursuant to an agreement dated August 16, 1995, and pursuant to the Appendix of Changes to this agreement of May 2001,
                    between the Lessee and New Net Assets (1994) Ltd.
                    (hereinafter: "NEW NET") which was merged into the Lessor, as approved in the merger certificate of the Registrar of
                    Companies dated February 15, 2006 (hereinafter: the
                    "AGREEMENT OF 1995"), pursuant to which the lease term ends in 2006;

AND WHEREAS:        The Lessee is leasing from the Lessor an industrial
                    structure of approximately 6,040 sq.m., out of a structure in an area of approximately 6,580 sq.m., which is situated near to the Headquarter Building, in the Teradion Industrial
                    Zone (hereinafter: the "FINISHED PRODUCTS BUILDING"),
                    pursuant to an agreement dated December 10, 1999, and
                    pursuant to the Appendix of Changes to this agreement of May
                    2001, between the Lessee and New Net (hereinafter: the
                    "AGREEMENT OF 1999"), pursuant to which the lease term ends on July 31, 2012;

AND WHEREAS:        HI-TEX, which is a wholly owned subsidiary of the Lessee, is leasing from the Lessor two additional structures which are situated near to the Headquarter Building, one (hereinafter:
                    "HI-TEX BUILDING 1") pursuant to an agreement dated August
                    12, 1997, as amended from time to time between the Lessee
                    and New Net, when the rights and obligations of the Lessee pursuant thereto were assigned to HI-TEX (hereinafter: the
                    "AGREEMENT OF 1997") and the other, (hereinafter: "HI-TEX
                    BUILDING 2") pursuant to an agreement dated December 21,
                    1998, as amended from time to time between HI-TEX and New
                    Net (hereinafter: the "AGREEMENT OF 1998").

AND WHEREAS:        The parties have agreed to the amendment of the Agreement of
                    1995, the Agreement of 1997, the Agreement of 1998 and the
                    Agreement of 1999, in the manner set forth below;

THE FOLLOWING HAS THEREFORE BEEN DECLARED, STIPULATED AND AGREED BETWEEN THE
PARTIES:

1.   The Preamble to this Agreement forms an integral part hereof.

2.   On August 10, 2006 (hereinafter: the "Date of Vacation of the Finished
     Products Building") the lease term of the Finished Products Building shall end, and on the said date, the Lessee shall vacate the Finished Products
     Building and shall return it to the Lessor. Notwithstanding the foregoing in section 3 below, until the Date of Vacation of the Finished Products
     Building, all of the provisions of the Agreement of 1999 shall apply between the parties in connection with the rental of the Finished Products
     Building until the Date of Vacation of the Finished Products Building,
     including the provisions relating to the manner of the return of the
     Finished Products Building to the Lessor, all subject to a change in the
     Date of Vacation of the Finished Products Building, as stated above and subject to the following changes only:

     a.   Notwithstanding that stated in the Agreement of 1999, in respect of the period from April 16, 2006 to the Date of Vacation of the Finished
          Products Building, the rent in respect of the Finished Products
          Building shall be in the amount, in New Israel Shekels, which is equal to 2.7 US dollars per sq.m., according to the representative rate of exchange of the dollar that is known on the date of payment. For the avoidance of doubt, and notwithstanding that stated in section 7.1 of the Agreement of 1999, the said rent is fixed and is not linked. In addition, the rent in respect of the period until the Date of Vacation of the Finished Products Building shall be paid in full by the Lessee to the Lessor not later than at the expiration of 30 days from the date of the taking of effect of this Agreement, as stated in section
          11 below.

     b.   Without derogating from the other undertakings of the Lessee pursuant to the Agreement of 1999, and pursuant to any law, and in light of the fact that HI-TEX is leasing the HI-TEX Building 2, which is near to the Finished Products Building and which is connected to the Finished
          Products Building, it is hereby stressed and clarified that the Lessee and HI-TEX shall take all the reasonable measures as required so that from the Date of Vacation of the Finished Products Building, there shall be no disturbance (by act or omission) on the part of the Lessee or HI-TEX, or any entity on their behalf, to the use by the Lessor or any entity on its behalf (including a new tenant) of the Finished
          Products Building (and of the parking spaces adjacent thereto) and in connection therewith, the Lessee and HI-TEX undertake, jointly and severally, without derogating from the generality of the foregoing, the following:

          (1)  Until the connection in an independent manner of the Finished
               Products Building to the electricity grid of the Israel Electric
               Corporation (which, if and when it is implemented, shall be implemented by the Lessor or the entity to which the Lessor shall lease the Finished Products Building) - to continue to enable the full supply of electricity to the Finished Products Building through the infrastructure and electrical systems which are situated in the HI-TEX Building 2 (in the same manner in which the electricity is supplied to the Finished Products Building as at the date of the signing of this Agreement), provided that the
               Lessee and HI-TEX shall not be responsible for the quality of the electricity which is supplied, for failures in the supply
               thereof, for any reason which does not derive from gross
               negligence of any of them, for the infrastructure and electrical systems which are situated in the Finished Products Building, for the infrastructure and electrical systems which are situated in the HI-TEX Building 2, and for the infrastructure and electrical systems which conduct the electricity from the HI-TEX Building 2 to the Finished Products Building (all provided that the level of the handling of the infrastructure and the systems which are in the HI-TEX Building 2 and which are being used for the purpose of the transfer of the electricity to the Finished Products
               Building, shall be similar to the level of the handling of the infrastructure and the systems which are in the HI-TEX Building 2 and which are being used by the Lessee and HI-TEX). For the avoidance of doubt, it is hereby clarified that the payments in respect of the consumption of the electricity shall apply to the
               Lessor (or any entity on its behalf, such as a new tenant), commencing from the Date of Vacation of the Finished Products
               Building, and for this purpose, the Lessor shall procure the installation of a separate electricity meter for the Finished
               Products Building (the installation of the said meter shall be at the Lessor's expense; the Lessee and HI-TEX shall cooperate with the Lessor in connection with the installation of the said meter, including in all matters pertaining to the application to the
               Israel Electric Corporation, provided that the Lessee and HI-TEX shall not bear any payment in respect of the installation of the said meter). In the event that the Lessor or the entity which leased the Finished Products Building from the Lessor shall not pay the electricity bill in respect of the consumption in the
               Finished Products Building, the Lessee shall be entitled to offset the amount that was not paid from the rent due to the
               Lessor.

          (2)  To prevent any disturbance (on behalf of the Lessee, HI-TEX, or any entity on their behalf, including service providers,
               suppliers, contractors and other third parties which come into contact with the Lessee or with HI-TEX) to the access of the
               Lessor (or any entity on its behalf) or of any third party
               (including a new tenant or any entity on its behalf) to the loading and unloading area of the Finished Products Building and to any other area of the Finished Products Building, and to take all the reasonable measures as required (at the expense of the
               Lessee and HI-TEX) in order to remove any such disturbance.

     c.   Without derogating from the other undertakings of the Lessor pursuant to the Agreement of 1999 and pursuant to any law, it is hereby emphasized and clarified that the Lessor (whether itself or through corporations in its control) shall take all the reasonable measures as required so as not to impair the use by the Lessee, HI-TEX or any entity on their behalf of the Headquarter Building and of the nearby structures which the Lessee and HI-TEX are leasing from the Lessor
          (including the loading and unloading area and any other area of the said structures and the parking spaces adjacent thereto), without any disturbance (by act or omission) on the part of the Lessor or corporations in its control. The Lessor undertakes that in any lease agreement or grant of right of use with regard to the Finished
          Products Building, it shall include a section in which the lessee or recipient of the right undertakes not to disturb (by act or omission)
          the use by the Lessee, HI-TEX or any entity on their behalf, of the nearby building, of the Headquarter Building and of any other nearby building which is being leased or shall be leased to the Lessee or to
          HI-TEX by the Lessor (including the loading and unloading area and any other area of the said structures and the parking spaces adjacent thereto).

     d.   The parties declare that they are aware that pursuant to approval received by the Lessor from the Investment Center, the Lessor is required to continue to lease the Finished Products Building to the
          Lessee until August 31, 2007 (in this sub-section - hereinafter: the
          "Date of the Expiration of the Undertaking"). The parties shall apply, jointly, to the Investment Center and they shall use their best endeavors to receive the approval of the Investment Center for the termination of the lease of the Finished Products Building on the Date of the Vacation of the Finished Products Building, in consideration of the Lessor's undertaking to lease the Headquarter Building to the
          Lessee until the Date of the Expiration of the Undertaking.

     e.   The Lessor shall bear the cost of the Lessee's relocation from the
          Finished Products Building to another structure, against invoices which shall be presented by the Lessee to the Lessor in respect of the costs of the said relocation, which is estimated in a total amount of approximately 85,000 dollars.

3.   The Lessee shall continue to lease the Headquarter Building, in such manner that until April 15, 2006, all of the provisions of the Agreement of 1995 in respect of the rental of the Headquarter Building shall continue to apply, and in the period commencing from April 16, 2006 (hereinafter: the
     "Effective Date for Changes") until July 31, 2012 (hereinafter: the
     "Updated Date for the Termination of the Lease of the Headquarter
     Building"), the Agreement of 1999 shall apply, including all the provisions thereof, to the rental of the Headquarter Building, subject to that stated
     in this Agreement (all of the changes which are set forth below are solely in respect of the period after the Effective Date for Changes):

     a.   The "Leased Premises" or the "Structure" - insofar as mentioned in the
          Agreement of 1999 shall be the "Leased Premises" as construed in the
          Agreement of 1995.

     b.   The base rent (as defined in section 7.1 of the Agreement of 1999)
          with regard to the 6,040 sq.m. of the Headquarter Building, in respect of the period commencing on the Effective Date for Changes and ending on the Updated Date for the Termination of the Lease of the
          Headquarter Building, shall be as set forth in the Agreement of 1999.
          As of April 16, 2006, taking into consideration the amendment stated
          in section 6 below, the rent pursuant to the Agreement of 1999 is 4.62 dollars per sq.m.

     c.   The base rent (as defined in section 7.1 of the Agreement of 1999)
          with regard to the additional 1,670 sq.m. of the Headquarter Building
          (which constitute the difference in area between the Headquarter
          Building and the area of the Finished Products Building) in respect of the period commencing on the Effective Date for Changes and ending on the Updated Date for the Termination of the Lease of the Headquarter
          Building, shall be in the monthly amount of 2.7 US dollars per sq.m.
          This rent shall be paid every three months in advance, by bank transfer, as the Lessor shall instruct the Lessee. With regard to this rent only (but not with regard to the rent specified in sub-section
          (b) above), the rent adjustment, in real terms, which is specified in the last sentence of section 7.1 of the Agreement of 1999 shall not apply, in respect of the period commencing on the Effective Date for
          Changes and ending on the Updated Date for the Termination of the
          Lease of the Headquarter Building.

     d.   For the avoidance of doubt, it is hereby clarified that the Agreement of 1995 shall not apply to the Headquarter Building, commencing on the
          Effective Date for Changes.

     e.   All of the securities that were provided pursuant to the Agreement of
          1999 shall also be used to secure the undertakings of the Lessee with regard to the Headquarter Building as stated in this section, pursuant to the original terms according to which they were given in the
          Agreement of 1999 (in addition to the fact that they shall continue to be used to secure the undertakings of the Lessee with regard to the
          Finished Products Building, including pursuant to section 2 above).

4.   Notwithstanding that stated in the first paragraph of section 7.1 in the
     Agreement of 1998, in effect commencing from April 16, 2006, the base rent pursuant to the said agreement, taking into consideration the amendment stated in section 6 below, shall be in the amount of 5.51 US dollars per
     sq.m. per month (instead of 4.65 dollars as set forth in the above-mentioned paragraph in the Agreement of 1998), which reflects a discount of 4%, after the addition of all the linkages and adjustments that were made by this date.

5.   In the sixth paragraph of section 7.1 in the Agreement of 1997, in the
     Agreement of 1998 and in the Agreement of 1999 (rent adjustment mechanisms), the figure of 5% shall be replaced by 3% (three percent). It is clarified that this amendment shall apply to the adjustments which shall be made commencing from April 16, 2006, and shall not affect previous adjustments to the rent which have already been made or which were due to be made (pursuant to the terms of the relevant agreements) by April 16,
     2006. For the avoidance of doubt, it is hereby clarified that all of the provisions of the Agreement of 1997 and all of the provisions of the
     Agreement of 1998 shall continue to apply between the parties, subject to the changes in this Agreement only.

6.

     a.   The fifth paragraph of section 7.1 in the Agreement of 1997, in the
          Agreement of 1998 and in the Agreement of 1999 (the paragraph regarding the linkage mechanisms of the rent, which commences with the words "The base rent shall be linked" and ends with the words "as compared with the base index") shall be replaced with the text set forth below, in effect in respect of the period commencing on April 1,
          2006, only:

          "The base rent shall be linked so that each of the payments of the rent which is due from the Lessee to the Lessor shall be linked to the
          American index, in such a manner that if the last index published prior to the date of the actual remittance of any payment
          (hereinafter: the "New Index") shall be higher than the index known on
          April 16, 2006 (the index in respect of the month of March 2006, i.e.
          199.8) (hereinafter: the "Base Index"), then the Lessee shall be required to make the payment which shall be increased by the rate at which the New Index has increased as compared with the Base Index."

     b.   In the third paragraph of section 7.1 in the Agreement of 1997, in the
          Agreement of 1998 and in the Agreement of 1999, the definition of the term "the Israeli index" shall be omitted, and the definition of the term "dollar" shall be replaced with the following definition: "US
          Dollar. And it is clarified that the rent pursuant to this section shall be paid in Dollars and not in New Israel Shekels."

     c.   It is clarified that the Base Rent pursuant to the Agreement of 1997, as of April 16, 2006, taking into consideration that stated above, is
          5.52 dollars per sq.m.

7.   This Agreement amends the provisions of the Agreement of 1995, the
     Agreement of 1997, the Agreement of 1998 and the Agreement of 1999, and in
     any event of an inconsistency between any of the above-mentioned previous agreements and this Agreement, the provisions of this Agreement shall prevail.

8.   Upon their signing of this Agreement, the Lessee and HI-TEX give notice that they have no claim and/or demand and/or lawsuit and/or right of any kind or nature (hereinafter: "Claim") against the Lessor and/or New Net and/or the officers thereof and/or the directors thereof and/or the employees thereof and/or the shareholders thereof and/or the representatives thereof and/or the insurers thereof and/or anything in connection therewith, in all matters pertaining to the making, manners of approval and validity of the lease agreements which are the subject of this
     Agreement, or any one of them, and insofar as they have or had (or any of them has or had) a Claim, then they hereby retract and waive the Claim in a final and absolute manner.

     Upon its signing of this Agreement, the Lessor gives notice that it has no claim and/or demand and/or lawsuit and/or right of any kind or nature
     (hereinafter: "Claim") against the Lessee and/or HI-TEX and/or the officers thereof and/or the directors thereof and/or the employees thereof and/or the shareholders thereof and/or the representatives thereof and/or the insurers thereof and/or anything in connection therewith, in all matters pertaining to the making, manners of approval and validity of the lease agreements which are the subject of this Agreement, or any one of them, and insofar as it has or had (or New Net, which is stepping into the shoes thereof, has or had) a Claim, then it hereby retracts and waives the Claim in a final and absolute manner.

     In addition to the foregoing, the Lessee and HI-TEX declare that as of the date of the signing of this Agreement, they are not aware of any Claim or demand against the Lessor and/or New Net in connection with the contents and the manner of implementation of the lease agreements which are the subject of this Agreement, or any one of them.

9.   The Lessee hereby declares that this Agreement is subject to the approval of the Audit Committee, the Board of Directors and the General Meeting of
     the Lessee. The Lessee hereby declares to the Lessor that its engagement in this Agreement has been approved by the Audit Committee and the Board of
     Directors of the Lessee, and that pursuant to any law and pursuant to the documents of incorporation and the resolutions of the Lessee, its engagement in this Agreement does not require the approval of other organs of the Lessee, with the exception of the General Meeting, and that there is no legal or other impediment to its engagement in this Agreement and to the implementation of all of its undertakings pursuant hereto, subject to the receipt of the approval of the General Meeting of the Lessee. HI-TEX hereby declares that its engagement in this Agreement has been approved by its
     Board of Directors and General Meeting, and that pursuant to any law and pursuant to the documents of incorporation and the resolutions of HI-TEX, its engagement in this Agreement does not require the approval of other organs of HI-TEX, and that there is no legal or other impediment to its engagement in this Agreement and to the implementation of all of its undertakings pursuant hereto, subject to the receipt of the approval of the
     General Meeting of the Lessee.

10.  The Lessor hereby declares to the Lessee that its engagement in this
     Agreement has been approved by its Audit Committee and Board of Directors, and that pursuant to any law and pursuant to the documents of incorporation and the resolutions of the Lessor, its engagement in this Agreement does not require the approval of other organs of the Lessor, and that there is no legal or other impediment to its engagement in this Agreement and to the implementation of all of its undertakings pursuant hereto, subject to the receipt of the approval of the General Meeting of the Lessor.

11.  This Agreement shall take effect upon receipt of the later of the following: (a) the approval of the General Meeting of the Lessee as stated
     in section 9 above; (b) the approval of the General Meeting of the Lessor as stated in section 10 above; and (c) the approval of the Investment
     Center as stated in section 2(d). Should any of the approvals stated in paragraphs (a) or (b) above not be received within 90 days from the date of the signing of this Agreement, this Agreement shall be VOID AB INITIO.
     Should the approval stated in paragraph (c) above not be received within 90 days from the date of the signing of this Agreement, the parties shall conduct BONA FIDE negotiations in order to identify an alternative, agreed solution in connection with the terms of the said paragraph (c). Should such an agreed solution not be reached within 60 days, this Agreement shall be VOID AB INITIO.

12.  The parties agree that the courts in the Tel Aviv District shall have the exclusive jurisdiction in all of the disputes between them arising from the implementation, breach or interpretation of this contract.

      IN WITNESS WHEREOF THE PARTIES HERETO HAVE HEREUNTO SET THEIR HANDS:

      ___________________________                    ________________________
                LESSEE                                        LESSOR
      __________________________
                HI-TEX